UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

Summary

Registration data

1.	General information	2
2.	Address	3
3.	Securities	4
4.	Auditor information	5
5.	Share register	6
6.	Investor relations officer	7
7.	Shareholders department	8

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

a)     General information

Company name:                                              CPFL ENERGIA S.A.

Date of adoption of company name:                08/06/2002

Type:                                                              publicly-held Corporation

Previous company name:                                 Draft II Participações S.A

Date of incorporation:                                      03/20/1998

CNPJ (Corporate Taxpayer ID):                         02.429.144/0001-93

CVM code:                                                      1866-0

CVM registration date:                                     05/18/2000

CVM registration status:                                   Active

Status starting date:                                       05/18/2000

Country:                                                          Brazil

Country in which the securities

are held in custody:                                         Brazil

Other countries in which the securities can be traded

Country                                                                       Date of admission

United States                                                              09/29/2004

Sector of activity:                                            Holding company (Electric Energy)

Description of activity:                                     Holding company

Issuer’s category:                                            Category A

Date of registration in the current category:       01/01/2010

Issuer’s status:                                                            Operating

Status starting date:                                       05/18/2000

Type of ownership control:                               Private Holding

Date of last change in ownership control:          11/30/2009

Date of last change of fiscal year:

Month/day of the end of fiscal year:                             12/31

Issuer´s web address:                                                  www.cpfl.com.br

Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

b)    Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

c)    Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity                        BM&FBOVESPA

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Debenture trading

Trading mkt                              Organized market

Managing entity                        CETIP

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

d)    Auditor information

Does the issuer have an auditor?                      Yes

CVM code:                                                      385-9

Type of auditor:                                               Brazilian firm

Independent auditor:                                         Deloitte Touche Tomatsu Auditores Independentes

CNPJ (Corporate Taxpayer ID):                         49.928.567/0001-11

Period of service:                                             03/12/2012

Partner in charge                                              Marcelo Magalhães Fernandes

Period of service                                              03/12/2012

CPF (Individual Taxpayer ID)                             110.931.498-17 Share register

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

Does the company have a service provider:    Yes

Corporate name:                                            Banco do Brasil

CNPJ:                                                           00.000.000/0001-91

Period of service:                                          01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, email: aescriturais@bb.com.br

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

e)     Investor relations officer

Name:                                      Gustavo Estrella

                                               Investor Relations Officer

CPF/CNPJ:                              037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

f)      Shareholders’ department

Contact                                                            Leandro José Cappa de Oliveira

Date when the officer assumed the position:     10/06/2014

Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows Indirect Method	7
Statement of Changes in Equity
01/01/2016 to 03/31/2016	7
01/01/2015 to 03/31/2015	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2016 to 03/31/2016	15
01/01/2015 to 03/31/2015	16
Statements of Value Added	17
Notes to Interim financial statements	27
Other relevant information	89
Reports
Independent Auditor s Report - Unqualified	129

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Capital Composition

Number of Shares (In units)	Closing Date 03/31/2016
Paid-in capital
Common	993,014,215
Preferred	0
Total	993,014,215
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Company Data

Dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Board of Directors’ Meeting	03/16/2016	Dividend		ON (Common shares)		0.20687

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2016	Previous Year 12/31/2015
1	Total assets	8,617,957	8,948,469
1.01	Current assets	1,030,572	1,795,763
1.01.01	Cash and cash equivalents	27,890	424,192
1.01.06	Recoverable taxes	73,641	72,885
1.01.06.01	Current recoverable taxes	73,641	72,885
1.01.08	Other current assets	929,041	1,298,686
1.01.08.03	Others	929,041	1,298,686
1.01.08.03.01	Other credits	1,451	943
1.01.08.03.02	Dividends and interest on shareholders’ equity	927,590	1,227,590
1.01.08.03.03	Derivatives	-	70,153
1.02	Noncurrent assets	7,587,385	7,152,706
1.02.01	Noncurrent assets	358,723	211,432
1.02.01.06	Deferred taxes	168,616	140,389
1.02.01.06.02	Deferred taxes credits	168,616	140,389
1.02.01.08	Related parties credits	111,439	2,814
1.02.01.08.02	Subsidiaries credits	111,439	2,814
1.02.01.09	Other noncurrent assets	78,668	68,229
1.02.01.09.03	Escrow deposits	730	630
1.02.01.09.05	Other credits	14,738	14,919
1.02.01.09.07	Advance for future capital increase	63,200	52,680
1.02.02	Investments	7,227,470	6,940,036
1.02.02.01	Permanent equity interests	7,227,470	6,940,036
1.02.02.01.02	Investments in subsidiaries	7,227,470	6,940,036
1.02.03	Property, plant and equipment	1,168	1,215
1.02.04	Intangible assets	24	23
1.02.04.01	Intangible assets	24	23
1.02.04.01.02	Other Intangibles	24	23

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2016	Previous Yearr 12/31/2015
2	Total liabilities	8,617,957	8,948,469
2.01	Current liabilities	600,407	1,206,708
2.01.02	Suppliers	1,045	1,157
2.01.02.01	National Suppliers	1,045	1,157
2.01.03	Tax Obligations	9,574	747
2.01.03.01	Federal Tax Obligations	9,574	747
2.01.03.01.01	Income tax and Social Contribution	7,718	-
2.01.03.01.02	PIS (Tax on Revenue)	45	63
2.01.03.01.03	COFINS (Tax on Revenue)	228	391
2.01.03.01.04	Others Federal	1,583	293
2.01.04	Loans and financing	326,477	973,252
2.01.04.01	Loans and financing	326,477	973,252
2.01.04.01.01	Brazilian currency	-	330,164
2.01.04.01.02	Foreign Currency	326,477	643,088
2.01.05	Other Current liabilities	263,311	231,552
2.01.05.02	Others	263,311	231,552
2.01.05.02.01	Dividends and interest on capital payable	212,481	212,531
2.01.05.02.04	Derivatives	35,125	981
2.01.05.02.05	Other payable	15,705	18,040
2.02	Noncurrent liabilities	73,333	67,565
2.02.02	Other Noncurrent liabilities	72,148	65,930
2.02.02.02	Others	72,148	65,930
2.02.02.02.04	Other payable	31,252	31,961
2.02.02.02.05	Provision for equity interest losses	40,896	33,969
2.02.04	Provisions	1,185	1,635
2.02.04.01	Civil, Labor, Social and Tax Provisions	1,185	1,635
2.02.04.01.02	Labor and tax provisions	718	1,209
2.02.04.01.04	Civil provisions	467	426
2.03	Shareholders’ equity	7,944,217	7,674,196
2.03.01	Capital	5,348,312	5,348,312
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,727,575	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserves	1,033,517	978,423
2.03.05	Retained earnings	222,712	-
2.03.08	Other comprehensive income	177,536	185,321
2.03.08.01	Accumulated comprehensive income	177,536	185,321

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
3.01	Net Operating revenues	1,713	-
3.03	Gross Operating income	1,713	-
3.04	Gross Operating income (expense)	273,791	183,312
3.04.02	General and administrative	(8,044)	(7,964)
3.04.06	Equity income	281,835	191,276
3.05	Income before financial income and taxes	275,504	183,312
3.06	Financial income / expense	(10,440)	(14,048)
3.06.01	Financial income	9,160	18,381
3.06.02	Financial expense	(19,600)	(32,429)
3.07	Income before taxes	265,064	169,264
3.08	Income tax and social contribution	6,285	(294)
3.08.01	Current	(21,943)	(70)
3.08.02	Deferred	28,228	(224)
3.09	Net income/(loss) from continuing operations	271,349	168,970
3.11	Net income/(loss)	271,349	168,970
3.99.01.01	ON	0.27	0.17
3.99.02.01	ON	0.27	0.16

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2016 to 03/31/2016	01/01/2015 to 03/31/2015
4.01	Net income/(loss)	271,349	168,970
4.02	Other comprehensive income	(1,327)	-
4.02.01	Equity on comprehensive income of subsidiaries	(1,327)	-
4.03	Comprehensive income	270,022	168,970

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2016 to 03/31/2016	Previous Year 01/01/2015 to 03/31/2015
6.01	Net cash from operating activities	242,860	14,615
6.01.01	Cash generated (used) from operations	(1,402)	9,233
6.01.01.01	Net income, including income tax and social contribution	265,063	169,264
6.01.01.02	Depreciation and amortization	46	43
6.01.01.03	Interest on debts, inflation adjusment and exchange rate changes	15,595	31,077
6.01.01.04	Share of profit (loss) of investees	(281,835)	(191,276)
6.01.01.05	Provision for tax, civil and labor risks	(271)	125
6.01.02	Variation on assets and liabilities	244,262	5,382
6.01.02.01	Dividend and interest on shareholders’ equity received	300,000	49,039
6.01.02.02	Recoverable taxes	(219)	(3,556)
6.01.02.03	Escrow deposits	(91)	(101)
6.01.02.04	Other operating assets	(128)	(1,171)
6.01.02.05	Suppliers	(112)	1,299
6.01.02.06	Other taxes and social contributions	1,110	1,224
6.01.02.07	Interest on debts (paid)	(38,857)	(36,858)
6.01.02.08	Income tax and social contribution paid	(14,225)	(1,628)
6.01.02.09	Other operating liabilities	(3,044)	(2,820)
6.01.02.10	Tax, civil and labor risks paid	(172)	(46)
6.02	Net cash in investing activities	(117,461)	9,880
6.02.01	Acquisition of property, plant and equipment	-	(268)
6.02.02	Securities	(199)	-
6.02.04	Loans to subsidiaries, associates and joint ventures	(106,742)	10,178
6.02.08	Advance for future capital increase	(10,520)	(30)
6.03	Net cash in financing activities	(521,700)	(795,671)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(586,637)	(1,290,000)
6.03.02	Payments of dividend and interest on shareholders’ equity	(49)	(54)
6.03.03	Loans, financing and debentures obtained	-	494,383
6.03.04	Derivative instruments paid	64,986	-
6.05	Increase (decrease) in cash and cash equivalents	(396,301)	(771,176)
6.05.01	Cash and cash equivalents at beginning of period	424,192	799,775
6.05.02	Cash and cash equivalents at end of period	27,891	28,599

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to March 31, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.05	Total comprehensive income	-	-	-	271,349	(1,327)	270,022
5.05.01	Net income for the period	-	-	-	271,349	-	271,349
5.05.02	Other comprehensive income	-	-	-	-	(1,327)	(1,327)
5.06	Internal changes in Shareholders' equity	-	-	55,094	(48,637)	(6,457)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,457	(6,457)	-
5.06.05	Changes in statutory reserve in the year	-	-	55,094	(55,094)	-	-
5.07	Ending Balances	5,348,312	468,082	1,727,575	222,712	177,536	7,944,217

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to March 31, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.05	Total Comprehensive Income	-	-	-	168,969	-	168,969
5.05.01	Net income for the period	-	-	-	168,969	-	168,969
5.06	Internal changes in Shareholders' equity	-	-	38,499	(32,000)	(6,499)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,499	(6,499)	-
5.06.05	Changes in statutory reserve in the year	-	-	38,499	(38,499)	-	-
5.07	Ending Balances	4,793,424	468,082	1,574,635	136,969	139,394	7,112,504

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 03/31/2016	Previous Year 01/01/2015 to 03/31/2015
7.01	Revenues	1,887	268
7.01.01	Sales of goods, products and services	1,887	-
7.01.03	Revenues related to construction of own assets	-	268
7.02	Inputs	(2,101)	(2,876)
7.02.02	Material-Energy-Outsourced services-Other	(1,882)	(2,599)
7.02.04	Other	(219)	(277)
7.03	Gross added value	(214)	(2,608)
7.04	Retentions	(46)	(43)
7.04.01	Depreciation and amortization	(46)	(43)
7.05	Net added value generated	(260)	(2,651)
7.06	Added value received in transfer	291,472	209,657
7.06.01	Equity in subsidiaries	281,835	191,277
7.06.02	Financial income	9,637	18,380
7.07	Added Value to be Distributed	291,212	207,006
7.08	Distribution of Added Value	291,212	207,006
7.08.01	Personnel	5,008	4,435
7.08.01.01	Direct Remuneration	2,654	2,031
7.08.01.02	Benefits	2,055	2,112
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	299	292
7.08.02	Taxes, Fees and Contributions	(4,320)	3,097
7.08.02.01	Federal	(4,326)	3,092
7.08.02.02	State	6	5
7.08.03	Remuneration on third parties’ capital	19,175	30,504
7.08.03.01	Interest	19,163	30,469
7.08.03.02	Rental	12	35
7.08.04	Remuneration on own capital	271,349	168,970
7.08.04.03	Retained profit / loss for the period	271,349	168,970

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2016	Previous Year 12/31/2015
1	Total assets	38,105,514	40,532,471
1.01	Current assets	11,313,605	12,508,652
1.01.01	Cash and cash equivalents	4,405,794	5,682,802
1.01.02	Financial Investments	12,665	23,633
1.01.02.02	Financial Investments at amortized cost	12,665	23,633
1.01.02.02.01	Held to maturity	12,665	23,633
1.01.03	Accounts receivable	3,726,057	3,174,918
1.01.03.01	Consumers	3,726,057	3,174,918
1.01.06	Recoverable taxes	479,172	475,211
1.01.06.01	Current Recoverable taxes	479,172	475,211
1.01.08	Other current assets	2,689,917	3,152,088
1.01.08.03	Other	2,689,917	3,152,088
1.01.08.03.01	Other credits	1,085,302	959,554
1.01.08.03.02	Derivatives	604,591	627,493
1.01.08.03.04	Dividends and interest on shareholders’ equity	86,901	91,392
1.01.08.03.05	Financial asset of concession	9,861	9,630
1.01.08.03.06	Sector financial asset	903,262	1,464,019
1.02	Noncurrent assets	26,791,909	28,023,819
1.02.01	Noncurrent assets	7,106,008	8,392,634
1.02.01.03	Accounts receivable	136,400	128,946
1.02.01.03.01	Consumers	136,400	128,946
1.02.01.06	Deferred taxes	413,859	334,886
1.02.01.06.02	Deferred taxes credits	413,859	334,886
1.02.01.08	Related parties	87,077	84,265
1.02.01.08.03	Related parties credits	87,077	84,265
1.02.01.09	Other noncurrent assets	6,468,672	7,844,537
1.02.01.09.03	Derivatives	1,240,428	1,651,260
1.02.01.09.04	Escrow deposits	489,460	1,227,527
1.02.01.09.05	Recoverable taxes	168,455	167,159
1.02.01.09.07	Financial asset of concession	3,834,678	3,597,474
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	618,997	594,518
1.02.01.09.11	Sector financial asset	-	489,945
1.02.02	Investments	1,315,601	1,247,631
1.02.02.01	Permanent equity interests	1,315,601	1,247,631
1.02.02.01.04	Other permanent equity interests	1,315,601	1,247,631
1.02.03	Property, plant and equipment	9,284,969	9,173,217
1.02.03.01	PP&E - in service	8,409,097	8,499,051
1.02.03.03	PP&E - in progress	875,872	674,166
1.02.04	Intangible assets	9,085,331	9,210,337
1.02.04.01	Intangible assets	9,085,331	9,210,337

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2016	Previous Year 12/31/2015
2	Total liabilities	38,105,514	40,532,471
2.01	Current liabilities	7,354,575	9,524,873
2.01.01	Social and Labor Obligations	90,917	79,924
2.01.01.02	Labor Obligations	90,917	79,924
2.01.01.02.01	Estimated Labor Obligation	90,917	79,924
2.01.02	Suppliers	1,873,994	3,161,210
2.01.02.01	National Suppliers	1,873,994	3,161,210
2.01.03	Tax Obligations	709,205	653,342
2.01.03.01	Federal Tax Obligations	386,023	265,126
2.01.03.01.01	Income tax and Social Contribution	212,778	43,249
2.01.03.01.02	PIS (Tax on Revenue)	26,095	33,199
2.01.03.01.03	COFINS (Tax on Revenue)	120,691	159,317
2.01.03.01.04	Others Federal	26,459	29,361
2.01.03.02	State Tax Obligations	319,479	384,151
2.01.03.02.01	ICMS (Tax on Revenue)	319,479	384,151
2.01.03.03	Municipal Tax Obligations	3,703	4,065
2.01.03.03.01	Others Municipal	3,703	4,065
2.01.04	Loans and financing	2,802,296	3,640,314
2.01.04.01	Loans and financing	2,365,685	2,949,922
2.01.04.01.01	Brazilian currency	870,520	1,287,278
2.01.04.01.02	Foreign Currency	1,495,165	1,662,644
2.01.04.02	Debentures	436,611	690,392
2.01.04.02.01	Debentures	220,576	458,165
2.01.04.02.02	Interest on debentures	216,035	232,227
2.01.05	Other liabilities	1,878,163	1,990,083
2.01.05.02	Others	1,878,163	1,990,083
2.01.05.02.01	Dividends and interest on capital payable	220,534	221,855
2.01.05.02.04	Derivatives	35,125	981
2.01.05.02.05	Post-employment benefit obligation	200	802
2.01.05.02.06	Regulatory charges	733,451	852,017
2.01.05.02.07	Public utility	9,921	9,457
2.01.05.02.08	Other payable	878,932	904,971
2.02	Noncurrent liabilities	20,393,058	20,877,460
2.02.01	Loans and financing	17,631,274	18,092,904
2.02.01.01	Loans and financing	11,144,093	11,712,865
2.02.01.01.01	Brazilian currency	6,534,747	6,438,701
2.02.01.01.02	Foreign Currency	4,609,346	5,274,164
2.02.01.02	Debentures	6,487,181	6,380,039
2.02.01.02.01	Debentures	6,271,237	6,363,553
2.02.01.02.02	Interest on debentures	19,408	16,486
2.02.01.02.03	Sector financial liability	196,536	-
2.02.02	Other payable	747,636	782,427
2.02.02.02	Other	747,636	782,427
2.02.02.02.03	Derivatives	14,535	33,205
2.02.02.02.04	Post-employment benefit obligation	469,064	474,318
2.02.02.02.06	Public utility	84,226	83,124
2.02.02.02.07	Other payable	179,178	191,147
2.02.02.02.08	Suppliers	633	633
2.02.03	Deferred taxes	1,415,799	1,432,594
2.02.03.01	Deferred Income tax and Social Contribution	1,415,799	1,432,594
2.02.04	Provisions	598,349	569,535
2.02.04.01	Civil, Labor, Social and Tax Provisions	598,349	569,535
2.02.04.01.01	Tax Provisions	227,201	184,362
2.02.04.01.02	Labor and pension provisions	151,596	171,990
2.02.04.01.04	Civil provisions	202,294	194,530
2.02.04.01.05	Others	17,258	18,653
2.03	Shareholders´ equity - consolidated	10,357,881	10,130,138
2.03.01	Capital	5,348,312	5,348,312
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,727,575	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserve	1,033,517	978,423
2.03.05	Retained earnings	222,712	-
2.03.08	Other comprehensive income	177,537	185,321
2.03.09	Shareholders Non-controlling interest	2,413,663	2,455,942

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2016 to 03/33/2016	01/01/2015 to 03/33/2015
3.01	Net operating revenues	4,249,389	5,290,068
3.02	Cost of electric energy services	(3,269,610)	(4,276,615)
3.02.01	Cost of electric energy	(2,528,021)	(3,597,851)
3.02.02	Operating cost	(524,053)	(448,102)
3.02.03	Services rendered to third parties	(217,536)	(230,662)
3.03	Gross Operating income	979,779	1,013,453
3.04	Gross Operating income (expense)	(340,503)	(355,474)
3.04.01	Sales expenses	(127,356)	(106,220)
3.04.02	General and administrative	(205,091)	(178,140)
3.04.05	Others	(71,537)	(88,238)
3.04.06	Equity income	63,481	17,124
3.05	Income before financial income and taxes	639,276	657,979
3.06	Financial income / expense	(231,647)	(366,729)
3.06.01	Financial income	404,849	287,073
3.06.02	Financial expense	(636,496)	(653,802)
3.07	Income before taxes	407,629	291,250
3.08	Income tax and social contribution	(175,182)	(148,940)
3.08.01	Current	(285,077)	(114,317)
3.08.02	Deferred	109,895	(34,623)
3.09	Net income from continuing operations	232,447	142,310
3.11	Net income	232,447	142,310
3.11.01	Net income attributable to controlling shareholders	271,349	168,970
3.11.02	Net income attributable to noncontrolling shareholders	(38,902)	(26,660)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2016 to 03/31/2016	01/01/20165to 03/31/2015
4.01	Consolidated net income	232,446	142,310
4.02	Other comprehensive income	(1,326)	-
4.02.01	Actuarial (loss) gain	(1,326)	-
4.03	Consolidated comprehensive income	231,120	142,310
4.03.01	Comprehensive income attributable to controlling shareholders	270,022	168,970
4.03.02	Comprehensive income attributable to non controlling shareholders	(38,902)	(26,660)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD previous year 01/01/2015 to 03/31/2015
6.01	Net cash from operating activities	348,302	(82,269)
6.01.01	Cash generated from operations	1,200,504	1,241,269
6.01.01.01	Net income, including income tax and social contribution	407,629	291,250
6.01.01.02	Depreciation and amortization	307,968	313,933
6.01.01.03	Reserve for tax, civil, labor and environmental risks	84,639	25,974
6.01.01.04	Interest and monetary and exchange restatement	387,300	584,343
6.01.01.05	Private pension plan	13,913	16,344
6.01.01.06	Loss on disposal of noncurrent assets	8,304	3,554
6.01.01.07	Deferred taxes - PIS and COFINS	8,180	1,704
6.01.01.08	Other	-	13
6.01.01.09	Allowance for doubtful accounts	46,051	21,278
6.01.01.10	Equity income	(63,480)	(17,124)
6.01.02	Variation on assets and liabilities	(852,202)	(1,323,538)
6.01.02.01	Consumers, Concessionaires and Licensees	(603,890)	(799,111)
6.01.02.02	Recoverable Taxes	(9,948)	10,658
6.01.02.04	Escrow deposits	746,730	9,291
6.01.02.05	Sector financial asset	1,173,238	(224,161)
6.01.02.06	Receivables - amounts from the Energy Development Account - CDE / CCEE	(183,776)	1,368
6.01.02.07	Concession financial asset (transmission)	(4,321)	(18,515)
6.01.02.08	Other operating assets	4,947	171
6.01.02.11	Trade payables	(1,287,216)	(227,146)
6.01.02.12	Other taxes and social contributions	(123,495)	102,508
6.01.02.13	Other liabilities with post-employment benefit obligation	(21,779)	(38,425)
6.01.02.14	Regulatory charges	(118,564)	332,856
6.01.02.15	Tax, civil and labor risks paid	(67,775)	(47,878)
6.01.02.16	Sector financial liability	121,352	(5,593)
6.01.02.17	Resources provided by the CDE - payable	(25,164)	22,850
6.01.02.18	Other operating liabilities	86,650	43,306
6.01.02.19	Interests on borrowings and debentures paid	(446,517)	(362,758)
6.01.02.20	Income tax and social contribution paid	(92,674)	(122,959)
6.02	Net cash in investing activities	(468,595)	(349,766)
6.02.01	Sale of interest in investees	-	10,454
6.02.02	Purchases of property, plant and equipment	(236,880)	(153,280)
6.02.03	Securities, pledges and restricted deposits	(23,471)	(36,949)
6.02.04	Purchases of intangible assets	(209,007)	(177,505)
6.02.05	Sale of noncurrent assets	753	7,514
6.02.06	Loans to subsidiaries and associates	10	-
6.03	Net cash in financing activities	(1,156,715)	102,378
6.03.01	Borrowings and debentures obtained	417,188	2,647,684
6.03.02	Borrowings and debentures paid	(1,524,704)	(2,472,383)
6.03.03	Derivative instruments paid	(28,310)	(58,515)
6.03.04	Business combination payment	(16,191)	(14,354)
6.03.05	Dividend and interest on shareholders’ equity paid	(4,698)	(54)
6.05	Increase (decrease) in cash and cash equivalents	(1,277,008)	(329,657)
6.05.01	Cash and cash equivalents at beginning of period	5,682,802	4,357,455
6.05.02	Cash and cash equivalents at end of period	4,405,794	4,027,798

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to March 31, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions within shareholders	-	-	-	-	-	-	(3,377)	(3,377)
5.04.08	Dividend proposal approved	-	-	-	-	-	-	(3,377)	(3,377)
5.05	Total comprehensive income	-	-	-	271,349	(1,327)	270,022	(38,902)	231,120
5.05.01	Net income for the period	-	-	-	271,349	-	271,349	(38,902)	232,447
5.05.02	Other comprehensive income	-	-	-	-	(1,327)	(1,327)	-	(1,327)
5.06	Internal changes of shareholders equity	-	-	55,094	(48,637)	(6,457)	-	-	-
5.06.05	Changes in statutory reserve in the period	-	-	55,094	(55,094)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	9,784	(9,784)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(3,327)	3,327	-	-	-
5.07	Ending balance	5,348,312	468,082	1,727,575	222,712	177,536	7,944,217	2,413,664	10,357,881

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to March 31, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.04	Capital transactions within shareholders	-	-	-	-	-	-	(300)	(300)
5.04.08	Other effects	-	-	-	-	-	-	(300)	(300)
5.05	Total comprehensive income	-	-	-	168,969	-	168,969	(26,660)	142,309
5.05.01	Net income	-	-	-	168,969	-	168,969	(26,660)	142,309
5.06	Internal changes of shareholders equity	-	-	38,499	(32,000)	(6,499)	-	1	1
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	9,847	(9,847)	-	-	-
5.06.05	Tax on realization of deemed cost	-	-	-	(3,348)	3,348	-	-	-
5.06.06	Other changes in non-controlling shareholders	-	-	38,499	(38,499)	-	-	-	-
5.07	Ending balance	4,793,424	468,082	1,574,635	136,969	139,394	7,112,504	2,414,019	9,526,523

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Consolidated Interim Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 03/31/2016	Previous Year 01/01/2015 to 03/31/2015
7.01	Revenues	7,702,844	7,767,943
7.01.01	Sales of goods, products and services	7,281,132	7,405,069
7.01.02	Other revenue	217,134	230,808
7.01.02.01	Revenue from construction of infrastructure distribution	217,134	230,808
7.01.03	Revenues related to the construction of own assets	250,629	153,344
7.01.04	Allowance for doubtful accounts	(46,051)	(21,278)
7.02	Inputs	(3,571,185)	(4,623,446)
7.02.01	Cost of sales	(2,805,031)	(3,981,694)
7.02.02	Material-Energy-Outsourced services-Other	(622,458)	(537,401)
7.02.04	Other	(143,696)	(104,351)
7.03	Gross added value	4,131,659	3,144,497
7.04	Retentions	(308,625)	(314,301)
7.04.01	Depreciation and amortization	(246,737)	(229,600)
7.04.02	Other	(61,888)	(84,701)
7.04.02.01	Intangible concession asset - amortization	(61,888)	(84,701)
7.05	Net added value generated	3,823,034	2,830,196
7.06	Added value received in transfer	490,543	304,197
7.06.02	Financial income	427,063	287,073
7.06.03	Other	63,480	17,124
7.07	Added Value to be Distributed	4,313,577	3,134,393
7.08	Distribution of Added Value	4,313,577	3,134,393
7.08.01	Personnel	235,212	217,105
7.08.01.01	Direct Remuneration	144,395	132,979
7.08.01.02	Benefits	77,724	72,632
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	13,093	11,494
7.08.02	Taxes, Fees and Contributions	3,178,742	2,112,284
7.08.02.01	Federal	1,848,703	1,083,065
7.08.02.02	State	1,326,061	1,025,689
7.08.02.03	Municipal	3,978	3,530
7.08.03	Remuneration on third parties’ capital	667,177	662,694
7.08.03.01	Interest	653,053	648,993
7.08.03.02	Rental	14,124	13,701
7.08.04	Remuneration on own capital	232,446	142,310
7.08.04.03	Retained Earnings / Loss for the Period	232,446	142,310

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The increase in net income in the quarter was R$ 102,379, compared with the same quarter of 2015 (R$ 271,349 in 2016 and R$ 168,970 in 2015), primarily due to an increase in the equity income.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st quarter
	2016	2015	%
Operating revenues	7,498,267	7,635,877	-1.8%
Electricity sales to final consumers (*)	6,463,078	5,266,724	22.7%
Electricity sales to wholesaler´s (*)	748,256	856,462	-12.6%
Revenue from construction of concession infrastructure	217,134	230,808	-5.9%
Other operating revenues (*)	802,052	593,300	35.2%
Sector financial asset and liability	(732,253)	688,584	-206.3%
Deductions from operating revenues	(3,248,878)	(2,345,809)	38.5%
Net operating revenue	4,249,389	5,290,068	-19.7%
Cost of electric energy	(2,528,021)	(3,597,851)	-29.7%
Electricity purchased for resale	(2,165,933)	(3,203,931)	-32.4%
Electricity network usage charges	(362,089)	(393,920)	-8.1%
Operating cost/expense	(1,145,572)	(1,051,362)	9.0%
Personnel	(244,967)	(225,033)	8.9%
Employee pension plans	(13,913)	(16,344)	-14.9%
Materials	(39,785)	(32,180)	23.6%
Third party services	(149,220)	(135,865)	9.8%
Depreciation and amortization	(246,081)	(229,232)	7.4%
Intangible of concession amortization	(61,887)	(84,701)	-26.9%
Cost of infrastructure construction	(217,035)	(230,178)	-5.7%
Other	(172,685)	(97,828)	76.5%
Income from electric energy service	575,796	640,855	-10.2%
Financial income (expense)	(231,647)	(366,729)	-36.8%
Financial income	404,849	287,073	41.0%
Financial expense	(636,496)	(653,802)	-2.6%
Equity in subsidiaries	63,480	17,124	270.7%
Income before taxes	407,629	291,250	40.0%
Social Contribution	(47,166)	(41,463)	13.8%
Income Tax	(128,016)	(107,477)	19.1%
Net income	232,446	142,310	63.3%

Net income attributable to controlling shareholders	271,349	168,970	60.6%
Net income/(loss) attributable to noncontrolling shareholders	(38,902)	(26,660)	45.9%

EBITDA	947,389	972,196	-2.6%

Net income for the period and EBITDA reconciliation
Net income	232,446	142,310
Depreciation and amortization	307,968	313,933
Amortization of value-added of assets	145	284
Financial income (expense)	231,647	366,729
Social contribution	47,166	41,463
Income tax	128,016	107,477
EBITDA	947,389	972,196

(*) The reclassification of revenue from network usage charge - TUSD was not taken into account in presentation of the comments on consolidated performance.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

 Gross Operating Revenue

The Gross Operating Revenue in the 1st quarter of 2016 was R$ 7,498,267, drop of 1.8% (R$ 137,610) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 22.7% (R$ 1,196,354) in the supply of electric energy, due to an increase of 24.7%
(R$ 1,280,193) in the average tariffs charged as a result of (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) annual tariff review, partially offset by the reduction of 1.6% in the volume of energy sold (R$ 83,838);

•       Decrease of 12.6% (R$ 108,206) in the energy supplied, caused mainly by:

o    Decrease of 32.7% (R$ 75,533) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”), mainly due to the drop of 61% (R$ 242,990) in the average price, offset by the increase of 72.5% (R$ 167,457) in the volume of energy traded.

o    Decrease of 7.4% (R$ 37,830) in sales to other concessionaires and licensees, mainly due to the drop of 8.3% (R$ 42,661) in the average price, offset by an increase of 0.9% (R$ 4,831) in the amount sold

•         Reduction of R$ 1,420,837 in sector financial assets and liabilities, mainly due to recognition of a sector financial liability in the first quarter of 2016, as a result of the reduction in energy costs, CDE, Itaipu on lending and overcontracting.

•       Increase of 35.2% (R$ 208,752) in other operating revenues, due mainly (i) revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 127,959) basically due to tariff adjustment, (ii) resources provided by CDE low income subsidy and other tariff discounts (R$ 73,822).

Quantity of Energy Sold

In the first quarter of 2016, 5.2% less energy was billed to captive consumers, including other licensees, than in the same quarter of the previous year.

The residential category, representing 40.4% of the total market supplied by the distributors, reported a drop of 4.6% in the first quarter of 2016 in relation to the same period of the previous year. The result reflects the accumulated reduction of 7.0% in income levels in 12 months (February 2016), together with the possible effects of the decrease in consumption by customers due to the tariff increases from the second quarter of.

The commercial category, which accounts for 22.2% of the total market supplied by the distributors, reported a drop of 5.6% in the first quarter of 2016 in relation to the same period of the previous year. The result reflects the performance of the main indexes, such as income levels, with an accumulated drop of 7.0% in 12 months (February 2016), retail sales, consumer confidence and the possible effects of the decrease in consumption by customers due to the tariff increases from the second quarter of 2015.

The industrial category, which accounts for 17.5% of the total market supplied by the distributors, reported a drop of 10.8% in the first quarter of 2016 in relation to the same period of the previous year, as a direct consequence of the poor results of industrial activity in Brazil, which fell by 9.0%, year-to-date. In spite of the decline in industrial production, CPFL Brasil's sales to customers in this category increased 6%, compared with the same period of the previous year. This performance reflects the marketing company's successful strategy of boosting energy sales to free and special consumers at a time when price conditions favor the migration of customers to the free market.

The other consumption categories (rural, public authorities, public lighting, utilities and licensees) accounted for 19.9% of the total market supplied by the distributors. These categories reported a drop of 0.7% in the first quarter of 2016, compared with the same period of the previous year. The result is due to the reduction in consumption by the following categories: (i) rural, due to low rainfall in the same period of the previous year, resulting in more irrigation in the rural area, and (ii) public authorities, due to the effects of Joint Ministerial ruling 23, which established electric energy and water rationing targets.

The amount of energy sold and transported in the concession area dropped by 6.4% in comparison with the same period of the previous year, with impacts on both the supply billed (captive market) and collection of TUSD (free market). The variation per category is a drop of 4.6% in the residential, 10.5% in the industrial, 5.2% in the commercial and 0.8% in the other consumption categories.

Tariffs

In the 1st quarter of 2016 the supply tariffs increased by an average of 24.7%. This was largely due to:

(i) the effect of the distributors' annual tariff adjustment, periodic tariff review and extraordinary tariff review increase, as follows:

	Periodic tariff review ("RTP") and Annual tariff adjustment ("RTA")					Extraordinary tariff review ("RTE")
		2016		2015		2015
Distributor	Month	RTA / RTP	Average effect perceived by consumers (a)	RTA / RTP	Average effect perceived by consumers (a)	Average effect perceived by consumers (a)
CPFL Paulista	April (b)	9.89%	7.55%	41.45%	4.67% (d)	32.28%
CPFL Piratininga	October	(c)	(c)	56.29%	21.11% (d)	29.78%
RGE	June	(c)	(c)	33.48%	-3.76% (d)	37.16%
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%	5.16%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%	14.52%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%	16.80%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%	17.02%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%	11.81%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (Information not audited by the independent auditors).

b.     As mentioned in Note 35, the annual tariff adjustment for the subsidiary CPFL Paulista occurred in April 2016.

c.     The related annual tariff increases for 2016 have not yet been made

d.     Perception of consumers in comparison to the extraordinary tariff review of March 2015

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2016 amounted to R$ 3,248,878, up 38.5% (R$ 903,068) on the same quarter of 2015, largely due to:

•       Increase of 29.3% (R$ 300,209) in ICMS, largely as a result of the up of 25.2% in the supply billed;

•         An increase of R$ 601,520 in sector charges, mainly caused by (i) an increase in the Energy Development Account - CDE (R$ 413,968) due to the new quota for 2016 and (ii) accounting of the effects of the tariff flag and others (R$ 198,843), offset by the reduction in the P&D and energy efficiency program (R$ 9,463), due to the reduction in the calculation base.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,528,021, drop of 29.7% (R$ 1,069,830) on the same period of the previous year, mainly due to:

•       Decrease of 32.4% (R$ 1,037,998) in electric energy purchased for resale, due to:

o   drop of 37.0% (R$ 935,660) in the average price due to the reduction in the settlement price (“PLD”);

o   decrease in the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD” of Ceran, CPFL  Renováveis and Jaguari Geração (R$ 94,930);

o   decrease of 10.0% (R$ 60,967) in energy purchased from Itaipu, mainly due to the dollar variation; offset by

o    an increase of R$ 53,818 in cost due to the decrease in gains from the strategy of seasonality of the physical guarantee.

•         Decrease of 8.1% (R$ 31,831) in transmission and distribution network usage charges, mainly due to (i) decrease of R$ 22,528 in Basic network charges and (ii) decrease of 13,673 in System Service Charges and Reserve Energy Charges.

Operating Costs and Expenses

Not considering the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 928,537, up 13.1% (R$ 107,354) on the same period of the previous year. This was mainly due to:

•         Personnel: increase of 8.9% (R$ 19,935), mainly due to the effects of the collective agreement and increase in the workforce;

•         Material: increase of 23.6% (R$ 7,605) mainly as a result of (i) replacement of line and grid maintenance materials (R$ 13,222) partially offset by a decrease in fleet maintenance (R$ 5,852);

•         Third party services: increase of  9.8% (R$ 13,355), mainly for (i) maintenance of the electrical system, machinery and equipment and hardware and software maintenance (R$ 8,800) and (ii) maintenance and construction of lines and grids (R$ 4,500);

•         Depreciation and Amortization: an increase of 7.4% (R$ 16,849), mainly due to
(i) increase of R$ 10,599 for the subsidiary CPFL Renováveis mainly due to the  companies that started operations in the period and (ii) increase of R$ 5,789 in amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•         Intangible of concession amortization: decrease of 26.9% (R$ 22,814) due to discontinuance of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa;

•         Other Expenses: increase of 76.5% (R$ 74,856), mainly due to the increase in (i) legal, judicial and indemnities (R$ 29,956), (ii) allowance for doubtful accounts expenses (R$ 24,774), (iii) fine for financial ratios and rates (R$ 6,585), and (iv) loss on the disposal and decommissioning of assets (R$ 4,749).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 231,647, compared with R$ 366,729 in the same period of 2015, drop of 36.8% (R$ 135,082) in net expense. This variation is mainly due to:

•         Increase of 41.0% (R$ 117,775) in financial income, mainly due to increase of (i) adjustments to the concession financial asset (R$ 39.536), (ii) adjustment of expected cash flow from the financial asset of concession (R$ 33,111), (iii) gain with the mark to market of derivatives (zero cost collar)  (R$28.610), (iv) income from financial investments (R$ 14,868) (v) late payment interest and fines (R$ 14,157)  partially offset by (vi) expenses of PIS and COFINS on financial income (R$ 21,161).

•         Decrease of 2.6% (R$ 17,307) in financial expense, mainly due to exchange variation on energy purchased from Itaipu (R$ 74,060), offset by the increase in (i) debt charges and adjustment for inflation and exchange rate change resulting from the increase in the indexes (R$ 40,581) and (ii) adjustment of CDE grants (R$ 12,126).

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

	1st quarter 2016	1st quarter 2015
Epasa	15,324	4,076
Baesa	7,185	(2,136)
Enercan	22,672	5,899
Chapecoense	18,443	9,568
Amortization of value-added of assets	(145)	(284)
Total	63,480	17,124

•         Epasa: increase of R$ 11,248, mainly due to: (i) a drop in the cost of fuel oil purchases (R$ 46,072), (ii) a decrease in expenditure on energy purchases due to the drop in the PLD price (R$ 2,696); (iii) a decrease in expenditure on reinforcing the workforce to operate the plant (R$ 1,127); and (iv) a reduction in the revenue from energy supply due to the drop in the variable tariff, which is tied to the acquisition cost of fuel oil (R$ 40,565).

•         Chapecoense/Enercan: increase of R$ 25,648, mainly due to the reduction in the effects of GSF, reflecting the drop in the PLD (R$ 15,132), decrease in energy purchases due to the drop in the PLD (R$ 4,521) and increase in revenue from short-term investments (R$ 4,545).

•         Baesa: increase of R$ 9,321, mainly due to (i) reduction in GSF expense due to reductions of the GSF factor and of the PLD price (R$ 9,544); (ii) renegotiation of the GSF for 2015 (R$ 5,117); (iii) decrease in debt charges (R$ 1,568); offset by (iv) drop in supply revenue due to the drop in the sales price (R$ 7,227).

Social Contribution and Income Tax

Taxes on income in the 1st quarter of 2016 were R$ 175,182, increase of 17.6% (R$ 26,242) in relation to the expense and recorded in the same quarter of 2015, primarily due to the effects of changes in income before taxes.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 232,446, 63.3% (R$ 90,137) higher than the same period of 2015.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 1st quarter of 2016 was R$947,389, or 2.6% (R$ 24,808) lower than the same quarter of 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2016, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Subsidiary/Associate: CPFL Comercialização Brasil S.A.

	Consolidated
	1st quarter
	2015	2014	%
Operating revenues	488,388	475,654	2.7%
Electricity sales to final consumers	315,769	276,255	14.3%
Electricity sales to wholesaler´s	172,589	199,399	-13.4%
Other operating revenues	30	-	0.0%
Deductions from operating revenues	(57,287)	(61,589)	-7.0%
Net operating revenue	431,101	414,065	4.1%
Cost of eletric energy	(406,116)	(386,066)	5.2%
Electricity purchased for resale	(406,118)	(386,065)	5.2%
Electricity network usage charges	1	-	-372.2%
Operating cost/expense	(9,677)	(9,636)	0.4%
Personnel	(5,491)	(5,575)	-1.5%
Materials	(60)	(41)	48.2%
Outside services	(1,525)	(1,513)	0.7%
Depreciation and amortization	(969)	(1,149)	-15.6%
Other	(1,632)	(1,359)	20.1%
Income from electric energy service	15,308	18,363	-16.6%
Financial income (expense)	1,355	4,527	-70.1%
Financial income	9,656	12,083	-20.1%
Financial expense	(8,300)	(7,556)	9.8%
Income before taxes	16,663	22,890	-27.2%
Social contribution	(1,500)	(2,080)	-27.9%
Income tax	(4,137)	(5,860)	-29.4%
Net income	11,026	14,950	-26.3%

Net income attributable to the shareholders of the company	11,026	14,950	-26.3%

EBITDA	16,277	19,511	-16.6%

Net income for the period and EBITDA reconciliation
Net income	11,026	14,950
Depreciation and amortization	969	1,149
Financial income (expense)	(1,355)	(4,527)
Social contribution	1,500	2,080
Income tax	4,137	5,860
EBITDA	16,277	19,511

Gross Operating Revenue

Gross Revenue for the 1st quarter of 2016 was R$ 488,388, up R$ 12,734 (2.7%) in relation to the same quarter of 2015, due to: (i) sales by bilateral Agreements: increase of R$ 49,218 due to the increase of 427 GWh in sales volume  (R$ 81,372) and a drop of (R$ 32,154) in the average price; partially offset by (ii) a decrease in the gains in the CCEE operations (R$ 36,515) due to the reductions of R$ 18,533 in the average price and in the sales volume, equivalent to 74 GWh (R$ 17,982).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2016 amounted to R$ 57,287, a drop of R$ 4,302 (7%), mainly due to implementation in 2015 of the ICMS tax substitution regime (R$ 4,676).

Cost of Electric Energy

The cost of electric energy in the 1st quarter of 2016 was R$ 406,116, up R$ 20,051 (5.2%) on the same quarter of 2015, mainly due to: (i) Bilateral Agreements: increase of R$ 37,139 due to the increase of 369 GWh in sales volume  (R$ 59,424) with a drop of 6% (R$ 22,285) in the average price; and (ii) CCEE: a decrease of R$ 17,086 due to the reductions of 93.3% (R$ 15,242) in the average price and of 84 GWh (R$ 1,844) in the volume of purchases.

Financial income (expense)

The finance income (expense) determined in the 1st quarter of 2016 was finance income of R$ 1,355, a drop of R$ 3,172 (70.1%) in relation to the same quarter of 2015, mainly due to recognition in the 1st quarter of 2015 of interest/fines resulting from deferral of energy sales billing (R$ 3,663).

Net Income for the period and EBITDA

Net income in the 1st quarter of 2016 was R$ 11,026, down R$ 3,924 (26.3%) on the same quarter of 2015.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 1st quarter of 2016 was R$ 16,277, decrease of 16.6% when compared with the same quarter of 2015 (R$ 19,611) (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

NOTES TO INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR MARCH 31, 2016

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

CPFL ENERGIA S.A.
Statement of Financial Position as of March 31, 2016 and December 31, 2015.
(in thousands of Brazilian reais)
		Parent company		Consolidated
ASSETS	Note	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

CURRENT ASSETS
Cash and cash equivalents	5	27,890	424,192	4,405,794	5,682,802
Consumers, concessionaires and licensees	6	-	-	3,726,057	3,174,918
Dividends and interest on capital	12	927,590	1,227,590	86,901	91,392
Securities		-	-	12,664	23,633
Taxes recoverable	7	73,641	72,885	479,172	475,211
Derivatives	33	-	70,153	604,591	627,493
Sector financial asset	8	-	-	903,262	1,464,019
Concession financial asset	10	-	-	9,861	9,630
Other receivables	11	1,451	942	1,085,302	959,553
TOTAL CURRENT ASSETS		1,030,573	1,795,763	11,313,605	12,508,652

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	136,400	128,946
Associates, subsidiaries and parent company	31	111,439	2,814	87,077	84,265
Escrow Deposits	21	730	630	489,460	1,227,527
Taxes recoverable	7	-	-	168,455	167,159
Sector financial assets	8	-	-	-	489,945
Derivatives	33	-	-	1,240,428	1,651,260
Deferred tax assets	9	168,616	140,389	413,858	334,886
Advance for future capital increase	12	63,200	52,680	-	-
Concession financial asset	10	-	-	3,834,678	3,597,474
Investments at cost		-	-	116,654	116,654
Other receivables	11	14,738	14,919	618,997	594,519
Investments	12	7,227,470	6,940,036	1,315,601	1,247,631
Property, plant and equipment	13	1,168	1,215	9,284,969	9,173,217
Intangible assets	14	24	24	9,085,331	9,210,338
TOTAL NONCURRENT ASSETS		7,587,385	7,152,706	26,791,909	28,023,819

TOTAL ASSETS		8,617,957	8,948,469	38,105,514	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of Financial Position as of March 31, 2016 and December 31, 2015.
(in thousands of Brazilian reais)
		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

CURRENT LIABILITIES
Trade payables	15	1,045	1,157	1,873,994	3,161,210
Interest on debts	16	4,374	38,057	62,658	118,267
Interest on debentures	17	-	-	216,035	232,227
Borrowings	16	322,104	935,196	2,303,027	2,831,654
Debentures	17	-	-	220,576	458,165
Private pension plan	18	-	-	200	802
Regulatory charges	19	-	-	733,451	852,017
Taxes, fees and contributions	20	9,574	747	709,205	653,342
Dividends and interest on capital payable	24	212,481	212,531	220,534	221,855
Estimated payroll		-	-	90,917	79,924
Derivatives	33	35,125	981	35,125	981
Use of public asset	22	-	-	9,921	9,457
Other payables	23	15,705	18,041	878,932	904,971
TOTAL CURRENT LIABILITIES		600,407	1,206,708	7,354,576	9,524,873

NONCURRENT LIABILITIES
Trade payables	15	-	-	633	633
Interest on debts	16	-	-	137,405	120,659
Interest on debentures	17	-	-	19,408	16,487
Borrowings	16	-	-	11,006,688	11,592,206
Debentures	17	-	-	6,271,237	6,363,552
Private pension plan	18	-	-	469,064	474,318
Deferred tax liabilities	9	-	-	1,415,799	1,432,594
Provision for tax, civil and labor risks	21	1,185	1,635	598,349	569,534
Derivatives	33	-	-	14,534	33,205
Sector financial liability	8	-	-	196,536	-
Use of public asset	22	-	-	84,226	83,124
Provision for equity interest losses	12	40,895	33,969		-
Other payables	23	31,253	31,961	179,179	191,148
TOTAL NONCURRENT LIABILITIES		73,333	67,565	20,393,058	20,877,460

EQUITY	24
Issued capital		5,348,312	5,348,312	5,348,312	5,348,312
Capital reserves		468,082	468,082	468,082	468,082
Legal reserve		694,058	694,058	694,058	694,058
Statutory reserve - working capital improvement		392,972	392,972	392,972	392,972
Statutory reserve - concession financial asset		640,545	585,451	640,545	585,451
Accumulated comprehensive income		177,537	185,321	177,537	185,321
Retained earnings		222,712	-	222,712	-
		7,944,217	7,674,196	7,944,217	7,674,196
Equity attributable to noncontrolling interests		-	-	2,413,663	2,455,942
TOTAL EQUITY		7,944,217	7,674,196	10,357,881	10,130,138

TOTAL LIABILITIES AND EQUITY		8,617,957	8,948,469	38,105,514	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.

Statement of income for the quarters ended on March 31, 2016 and 2015
(in thousands of Brazilian reais, except for earnings per share)
		Parent company		Consolidated
	Note	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Net operating revenue	26	1,713	-	4,249,389	5,290,068
Cost of electric energy services
Cost of electric energy	27	-	-	(2,528,021)	(3,597,851)
Operating cost	28	-	-	(524,053)	(448,102)
Services rendered to third parties	28	-	-	(217,536)	(230,662)

Gross operating income		1,713	-	979,779	1,013,453
Operating expenses	28
Sales expenses		-	-	(127,356)	(106,220)
General and administrative expenses		(8,044)	(7,964)	(205,091)	(178,140)
Other operating expense		-	-	(71,537)	(88,238)
Income from electric energy service		(6,331)	(7,964)	575,796	640,855

Equity in subsidiaries		281,835	191,276	63,480	17,124
Finance income (expense)
Income	12	9,160	18,380	404,849	287,073
Expense	29	(19,601)	(32,429)	(636,496)	(653,802)
		(10,440)	(14,048)	(231,647)	(366,729)
Income before taxes		265,063	169,264	407,629	291,250
Social contribution	9	1,967	(59)	(47,166)	(41,463)
Income tax	9	4,318	(235)	(128,016)	(107,477)
		6,285	(294)	(175,182)	(148,940)

Net income		271,349	168,970	232,446	142,310

Net income (loss) attributable to controlling shareholders				271,349	168,970
Net income (loss) attributable to noncontrolling shareholders				(38,902)	(26,660)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.27	0.17	0.27	0.17
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.27	0.16	0.27	0.16

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.

Statement of comprehensive income for the quarters ended on March 31, 2106 and 2015
(In thousands of Brazilian reais – R$)
	Parent company
	1st quarter 2016	1st quarter 2015
Net income	271,349	168,970

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	(1,327)	-

Comprehensive income of the period- parent company	270,022	168,970

	Consolidated
	1st quarter 2016	1st quarter 2015
Net income	232,446	142,310

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss), net of tax effects	(1,327)	-

Comprehensive income of the period - consolidated	231,120	142,310
Comprehensive income attributable to controlling shareholders	270,022	168,970
Comprehensive income attributable to non controlling shareholders	(38,902)	(26,660)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on march 31, 2016
(In thousands of Brazilian reais – R$)
			Profit reserves			Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
				Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,451	392,972	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

Total comprehensive income	-	-	-	-	-	-	(1,327)	271,349	270,022	-	(38,902)	231,120
Net income for the period	-	-	-	-	-	-	-	271,349	271,349	-	(38,902)	232,447
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	(1,327)	-	(1,327)	-	-	(1,327)

Internal changes of shareholders' equity	-	-	-	55,094	-	(6,457)	-	(48,637)	-	(437)	437	-
Realization of deemed cost of fixed assets	-	-	-	-	-	(9,784)	-	9,784	-	(662)	662	-
Tax on deemed cost realization	-	-	-	-	-	3,327	-	(3,327)	-	225	(225)	-
Changes in statutory reserve for the period	-	-	-	55,094	-	-	-	(55,094)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-

Capital transactions with the shareholders	-	-	-	-	-	-	-	-	-	-	(3,378)	(3,378)
Proposal dividend approved	-	-	-	-	-	-	-	-	-	-	(3,378)	(3,378)

Balance at March 31, 2016	5,348,312	468,082	694,058	640,545	392,972	451,034	(273,498)	222,712	7,944,217	14,883	2,398,780	10,357,881

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on march 31, 2015
(In thousands of Brazilian reais – R$)
			Profit reserves			Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
				Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	-	168,970	168,970	-	(26,660)	142,310
Net income for the period	-	-	-	-	-	-	-	168,970	168,970	-	(26,660)	142,310

Internal changes of shareholders' equity	-	-	-	38,498	-	(6,499)	-	(32,000)	-	(372)	373	1
Realization of deemed cost of fixed assets	-	-	-	-	-	(9,847)	-	9,847	-	(563)	563	-
Tax on deemed cost realization	-	-	-	-	-	3,348	-	(3,348)	-	192	(192)	-
Changes in statutory reserve for the period	-	-	-	38,498	-	-	-	(38,499)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	1	1

Capital transactions with the shareholders	-	-	-	-	-	-	-	-	-	-	(300)	(300)
Other effects	-	-	-	-	-	-	-	-	-	-	(300)	(300)

Balance at March 31, 2015	4,793,424	468,082	650,811	368,935	554,888	477,111	(337,718)	136,970	7,112,505	16,631	2,410,204	9,539,340

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Statement of cash flow for the periods ended on March 31, 2016 and 2015
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Income, before income tax and social contribution	265,063	169,264	407,629	291,250
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	46	43	307,968	313,933
Provision for tax, civil and labor risks	(272)	125	84,639	25,974
Allowance for doubtful accounts	-	-	46,051	21,278
Interest and monetary adjustment	15,595	31,077	387,301	584,343
Post-employment benefit loss (gain)	-	-	13,913	16,344
Interest in subsidiaries, associates and joint ventures	(281,835)	(191,276)	(63,480)	(17,124)
Loss (gain) on the write-off of noncurrent assets	-	-	8,304	3,554
Deferred taxes (PIS and COFINS)	-	-	8,180	1,704
Other	-	-	-	13
	(1,402)	9,233	1,200,504	1,241,269
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(603,890)	(799,111)
Dividend and interest on equity received	300,000	49,039	-	-
Taxes recoverable	(219)	(3,556)	(9,948)	10,658
Escrow deposits	(91)	(101)	746,730	9,291
Sector financial asset	-	-	1,173,238	(224,161)
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(183,776)	1,368
Concession financial asset (transmission)	-	-	(4,321)	(18,515)
Other operating assets	(128)	(1,171)	4,947	171

Increase (decrease) in operating liabilities
Trade payables	(112)	1,299	(1,287,216)	(227,146)
Other taxes and social contributions	1,110	1,224	(123,495)	102,508
Other liabilities with post-employment benefit obligation	-	-	(21,779)	(38,425)
Regulatory charges	-	-	(118,564)	332,856
Tax, civil and labor risks paid	(172)	(46)	(67,775)	(47,878)
Sector financial liability	-	-	121,352	(5,593)
Resources provided by the CDE - payable	-	-	(25,164)	22,850
Other operating liabilities	(3,044)	(2,820)	86,650	43,306
Cash flows provided by (used in) operations	295,942	53,101	887,493	403,448
Interests on borrowings and debentures paid	(38,857)	(36,858)	(446,517)	(362,758)
Income tax and social contribution paid	(14,225)	(1,628)	(92,674)	(122,959)
Net cash provided by (used in) operating activities	242,860	14,615	348,302	(82,269)

Investing activities
Sale of interest in investees	-	-	-	10,454
Additions to property, plant and equipment	-	(268)	(236,880)	(153,280)
Financial investments, pledges, funds and tied deposits	(199)	-	(23,471)	(36,949)
Additions to intangible assets	-	-	(209,007)	(177,505)
Sale of noncurrent assets	-	-	753	7,514
Advance for future capital increase	(10,520)	(30)	-	-
Loans to subsidiaries and associates	(106,742)	10,178	10	-

Net cash flow provided by (used in) investing activities	(117,461)	9,880	(468,595)	(349,766)

Financing activities
Borrowings and debentures obtained		494,383	417,188	2,647,684
Borrowings and debentures paid	(586,637)	(1,290,000)	(1,524,704)	(2,472,383)
Derivative instruments paid	64,986	-	(28,310)	(58,515)
Business combination payment	-	-	(16,191)	(14,354)
Dividend and interest on shareholders’ equity paid	(49)	(54)	(4,698)	(54)
Net cash flow provided by (used in) financing activities	(521,700)	(795,671)	(1,156,715)	102,378
Increase (decrease) in cash and cash equivalents	(396,301)	(771,176)	(1,277,008)	(329,657)
Opening balance of cash and cash equivalents	424,192	799,775	5,682,802	4,357,455
Closing balance of cash and cash equivalents	27,890	28,599	4,405,794	4,027,798

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Added value statements of income for the quarters ended on March 31, 2016 and 2015
(in thousands of Brazilian Reais)
	Parent company		Consolidated
	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
1. Revenues	1,887	268	7,702,844	7,767,943
1.1 Operating revenues	1,887	-	7,281,132	7,405,069
1.2 Revenue related to the construction of own assets	-	268	250,629	153,343
1.3 Revenue from construction of concession infrastructure	-	-	217,134	230,808
1.4 Allowance of doubtful accounts	-	-	(46,051)	(21,278)

2. (-) Inputs	(2,101)	(2,875)	(3,571,185)	(4,623,445)
2.1 Electricity purchased for resale	-	-	(2,805,031)	(3,981,694)
2.2 Material	(26)	(262)	(342,330)	(296,167)
2.3 Outsourced services	(1,855)	(2,337)	(280,128)	(241,234)
2.4 Other	(220)	(276)	(143,696)	(104,350)

3. Gross added value (1 + 2)	(214)	(2,608)	4,131,659	3,144,497

4. Retentions	(46)	(43)	(308,625)	(314,300)
4.1 Depreciation and amortization	(46)	(43)	(246,737)	(229,600)
4.2 Amortization of intangible assets of concession	-	-	(61,888)	(84,701)

5. Net added value generated (3 + 4)	(261)	(2,651)	3,823,034	2,830,197

6. Added value received in transfer	291,472	209,656	490,543	304,197
6.1 Financial Income	9,638	18,380	427,063	287,073
6.2 Interest in subsidiaries, associates and joint ventures	281,835	191,276	63,480	17,124

7. Added value to be distributed (5 + 6)	291,212	207,006	4,313,577	3,134,394

8. Distribution of added value
8.1 Personnel and charges	5,008	4,435	235,211	217,106
8.1.1 Direct remuneration	2,654	2,031	144,395	132,979
8.1.2 Benefits	2,055	2,112	77,724	72,632
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	299	291	13,092	11,495
8.2 Taxes, fees and contributions	(4,320)	3,097	3,178,742	2,112,284
8.2.1 Federal	(4,326)	3,092	1,848,703	1,083,065
8.2.2 Estate	6	6	1,326,061	1,025,689
8.2.3 Municipal	-	-	3,978	3,529
8.3 Lenders and lessors	19,175	30,504	667,177	662,694
8.3.1 Interest	19,163	30,469	653,053	648,993
8.3.2 Rental	12	35	14,124	13,700
8.4 Interest on capital	271,349	168,970	232,446	142,310
8.4.2 Retained earnings	271,349	168,970	232,446	142,310
	291,212	207,006	4,313,577	3,134,394

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not reviewed by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,233	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,669	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,449	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	206	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	39	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	83	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	1 Hydropower, 4 SHPs (a) e 1 Thermal	715	715
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48,72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59,93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo	6 MHPs (e)	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     SHP – Small Hydropower Plant.

b)    Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At March 31, 2016, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,909.2 MW (1,799.3 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (557.7MW) with 38 SHPs in operation (399 MW) and 9 SHPs under development (158.7MW);

•       Wind power generation: 70 projects (1,980.4 MW) with 34 projects in operation (1,029.2 MW) and 36 projects under construction/development (951.2 MW);

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

(d)   The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its interim financial statements.

(e)   MHP – micro hydroelectric plant

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation

These individual (parent company) and consolidated interim financial statements have been prepared and are presented in conformity with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and also based on the standards issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) applicable to Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Demonstração Intermediária.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices  adopted in Brazil and/or international Financial Reporting Standards. The accounting policies adopted in preparing these individuals and consolidated Interim Financial Statements are consistent with those adopted in December 31, 2015, except for the change of practice in relation to Intangible Assets (Note 3),  and should be read together with those statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

The consolidated interim Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Company's management.

The financial statements were approved by Management and authorized for issue on April 29, 2016.

2.2  Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of income: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3  Use of estimates and judgments

The preparation of the interim financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 10 – Concession financial asset;

•         Note 11 – Other receivables (Allowance for doubtful debts);

•         Note 13 – Property, plant and equipment and impairment;

•         Note 14 – Intangible assets and impairment;

•         Note 18 – Private pension plan;

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other payables (Provision for socio environmental costs)

•         Note 26 – Net operating revenue;

•         Note 27 – Cost of electric energy; and

•         Note 33 – Financial instruments.

2.4  Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the interim individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after sum-up of the amounts.  Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

2.5  Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Company’s management uses reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets.

2.6  Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At March 31, 2016 and December 31, 2015 and for the quarters ended in March 31, 2016 and 2015 noncontrolling interests recognized in the interim financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis

2.7  Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s interim financial statements were prepared based on the same accounting policies as described in Notes 3.1 to 3.18, disclosed in financial statements for the year ended in December 31, 2015.

In relation to the accounting policies described in Note 3.5 of the December 2015 financial statements, and in accordance with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), until December 31, 2015 the portion derived from business combinations corresponding to the right to explore the concession was amortized over the remaining term of the respective exploration rights, on a straight-line basis or based on the net projected profit curve of the concessionaires, as applicable. From January 1, 2016 the Company will amortize the intangible concession assets prospectively on a straight-line basis over the remaining period of the concessions, in all cases. Accordingly, there was a reduction of R$ 6,150 in amortization of intangible concession assets expense for the first quarter of 2016.

(4) DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Accordingly, the Company measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Bank balances	660	311	93,692	148,224
Short-term financial investments	27,230	423,881	4,312,102	5,534,578
Overnight investment (a)	-	-	18,946	26,914
Bank certificates of deposit (b)	-	-	2,136,438	1,255,666
Repurchase agreements secured on debentures (b)	-	-	63,082	433,693
Investment funds (c)	27,230	423,881	2,093,635	3,818,306
Total	27,890	424,192	4,405,794	5,682,802

a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit –(CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101.4% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.7% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2016 and December 31, 2015:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	March 31, 2016	December 31, 2015
Current
Consumer classes
Residential	555,301	438,217	66,179	1,059,697	793,826
Industrial	284,231	82,474	60,472	427,177	365,420
Commercial	255,029	88,660	26,102	369,791	263,259
Rural	51,927	12,041	2,330	66,298	64,257
Public administration	63,366	14,983	3,289	81,639	79,953
Public lighting	49,156	10,260	2,066	61,482	78,204
Public utilities	69,895	16,423	961	87,279	80,706
Billed	1,328,905	663,058	161,399	2,153,362	1,725,626
Unbilled	948,562	-	-	948,562	881,307
Financing of consumers' debts	138,515	28,561	24,364	191,440	197,035
CCEE transactions	233,553	-	-	233,553	169,561
Concessionaires and licensees	316,829	20,420	3,858	341,108	331,105
Other	13,451	-	-	13,925	10,770
	2,979,815	712,039	189,621	3,881,950	3,315,403
Allowance for doubtful debts				(155,892)	(140,485)
Total				3,726,057	3,174,918

Non current
Financing of consumers' debts	107,102	-	-	107,102	101,585
Free energy	4,923	-	-	4,923	4,768
CCEE transactions	41,301	-	-	41,301	41,301
	153,326	-	-	153,326	147,654
Allowance for doubtful debts				(16,926)	(18,708)
Total				136,400	128,946

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
As of December 31, 2015	(159,193)	(14,441)	(173,634)
Allowance - recognition (reversal)	(60,603)	(880)	(61,482)
Recovery of revenue	15,305	127	15,431
Write-off of accrued receivables	31,674	588	32,262
As of March 31, 2016	(172,818)	(14,605)	(187,423)

Current	(155,892)	(12,624)	(168,517)
Noncurrent	(16,926)	(1,981)	(18,907)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(7)  TAXES RECOVERABLE

	Parent company		Consolidated
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Current
Prepayments of social contribution - CSLL	-	-	1,010	35,019
Prepayments of income tax - IRPJ	-	2,171	6,337	76,920
Withholding income tax - IRRF on interest on capital	10,851	10,776	10,851	11,150
Income tax and social contribution to be offset	30,714	42,456	187,336	100,658
Withholding income tax - IRRF	31,591	16,996	131,456	125,392
State VAT - ICMS to be offset	-	-	73,846	63,450
Social Integration Program - PIS	74	74	9,138	8,543
Contribution for Social Security financing - COFINS	411	411	40,859	40,126
National Social Security Institute - INSS	-	-	12,985	12,660
Other	-	-	5,353	1,292
Total	73,641	72,885	479,172	475,211

Noncurrent
Social contribution to be offset - CSLL	-	-	55,900	57,439
Income tax to be offset - IRPJ	-	-	20,926	23,765
State VAT - ICMS to be offset	-	-	87,588	81,584
Social Integration Program - PIS	-	-	350	350
Contribution for Social Security Funding - COFINS	-	-	1,613	1,613
National Social Security Institute - INSS	-	-	1,874	-
Other	-	-	205	2,409
Total	-	-	168,455	167,159

(8)     SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the period in the balances of sector financial asset and liability are as follows:

		Operating revenue		Finance income or expense	Receipt
	As of December 31, 2015	Constitution	Realization	Monetary adjustment	Tariff flag (note 26)	As of March 31, 2016
Parcel "A"
CVA (*)
CDE (**)	517,232	(265,634)	(51,590)	14,696	-	214,704
Electric energy cost	6,091	99,195	(288,355)	(12,699)	(306,129)	(501,897)
ESS and EER (***)	(274,209)	51,849	147,554	(11,284)	(256,207)	(342,299)
Proinfa	(6,148)	28,852	1,896	3,277	-	27,877
Basic network charges	96,474	(7,595)	(41,523)	739	-	48,095
Pass-through from Itaipu	1,320,695	(65,060)	14,412	66,370	-	1,336,417
Transmission from Itaipu	15,469	2,936	(1,905)	(1,785)	-	14,716
Neutrality of industry charges	190,273	48,522	193	6,258	-	245,246
Overcontracting	144,705	(371,633)	(40,641)	(19,464)	-	(287,033)
Other financial components	(56,618)	(10,205)	16,479	1,244	-	(49,100)

Total	1,953,964	(488,774)	(243,479)	47,351	(562,337)	706,725

Current assets	1,464,019					903,262
Noncurrent assets	489,945					-
Noncurrent liabilities	-					(196,536)

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Energy Development Account – CDE

(***) System Service Charge (ESS) and Reserve Energy Charge (EER)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

The details of the nature of each sector financial asset and liability are provided in Note 8 to the December 31, 2015 financial statements.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax credits and debits

	Parent company		Consolidated
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Social contribution credit/(debit)
Tax losses carryforwards	44,227	46,602	130,118	152,200
Tax benefit of merged goodwill	-	-	91,523	93,467
Deductible temporary differences	3,966	(5,918)	(493,234)	(547,066)
Subtotal	48,193	40,684	(271,593)	(301,399)

Income tax credit / (debit)
Tax losses carryforwards	109,406	116,438	348,764	417,600
Tax benefit of merged goodwill	-	-	316,562	323,421
Deductible temporary differences	11,017	(16,733)	(1,369,259)	(1,519,170)
Subtotal	120,424	99,705	(703,933)	(778,150)

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	(26,415)	(18,159)

Total	168,616	140,389	(1,001,941)	(1,097,708)

Total tax credit	168,616	140,389	413,858	334,886
Total tax debit	-	-	(1,415,799)	(1,432,594)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2015. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2    Tax benefit of merged goodwill

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to the tax amortization of the merged goodwill that gave rise to it, during the remaining concessions period, as shown in note 14.

	Consolidated
	March 31, 2016		December 31, 2015
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	53,967	149,907	55,123	153,119
CPFL Piratininga	13,027	44,708	13,286	45,597
RGE	24,529	104,139	25,058	106,324
CPFL Geração	-	17,808	-	18,380
Total	91,523	316,562	93,467	323,421

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	March 31, 2016			December 31, 2015
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Provision for tax, civil and labor risks	35,444	98,455	-	33,806	93,906	-
Private pension fund	1,693	4,704	-	1,867	5,185	-
Allowance for doubtful debts	16,998	47,216	-	15,680	43,556	-
Free energy supply	7,088	19,688	-	6,897	19,158	-
Research and development and energy efficiency programs	16,755	46,543	-	16,060	44,612	-
Personnel-related provisions	3,534	9,816	-	2,578	7,161	-
Depreciation rate difference	6,641	18,448	-	6,797	18,880	-
Derivatives	(167,770)	(466,027)	-	(219,524)	(609,788)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,811)	(24,476)	-	(9,031)	(25,085)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(81,122)	(224,161)	(22,790)	(73,241)	(202,271)	(18,450)
Actuarial losses (IFRS/CPC)	26,352	73,198	-	26,351	73,199	-
Other adjustments (IFRS/CPC)	(11,265)	(31,290)	-	(8,542)	(23,726)	-
Accelerated depreciation	(38)	(106)	-	(34)	(95)	-
Others	8,607	23,570	(3,625)	3,828	9,920	291
Nondeductible temporary differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(57,667)	(160,187)	-	(58,484)	(162,456)	-
Actuarial losses (IFRS/CPC)	10,644	29,567	-	10,464	29,064	-
Deductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	23,879	66,329	-	24,248	67,355	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(28,716)	(79,770)	-	(29,132)	(80,922)	-
Value added of assets received from the former ERSA	(85,668)	(237,966)	-	(86,495)	(240,264)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(191,326)	(531,460)	-	(193,927)	(538,685)	-
Other temporary differences	(18,485)	(51,350)	-	(17,233)	(47,874)	-
Total	(493,234)	(1,369,259)	(26,415)	(547,066)	(1,519,170)	(18,159)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters ended in March 31, 2016 and 2015:

	Parent company
	1st quarter 2016		1st quarter 2015
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	265,063	265,063	169,264	169,264
Adjustments to reflect effective rate:
Equity in subsidiaries	(281,835)	(281,835)	(191,276)	(191,276)
Amortization of intangible asset acquired	(3,382)	-	(6,650)	-
Other permanent additions (exclusions), net	(1,703)	(501)	1,389	6,772
Tax base	(21,856)	(17,272)	(27,274)	(15,241)
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	1,967	4,318	2,455	3,810
Tax credit recorded (not recorded), net	-	-	(2,514)	(4,045)
Total	1,967	4,318	(59)	(235)

Current	(5,542)	(16,401)	-	(70)
Deferred	7,509	20,719	(59)	(165)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
	1st quarter 2016		1st quarter 2015
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	407,629	407,629	291,250	291,250
Adjustments to reflect effective rate:
Equity in subsidiaries	(63,480)	(63,480)	(17,124)	(17,124)
Amortization of intangible asset acquired	12,162	15,689	25,223	32,157
Tax incentives - PIIT (*)	-	-	(1,318)	(1,318)
Effect of presumed profit regime	12,194	2,062	2,786	(12,182)
Adjustment of revenue from excess demand and excess reactive power	31,231	31,231	29,951	29,951
Tax incentive - operating profit	-	(5,044)	-	(12,348)
Other permanent additions (exclusions), net	(9,453)	(9,526)	16,973	17,713
Tax base	390,283	378,560	347,741	328,099
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(35,125)	(94,640)	(31,297)	(82,025)
Tax credit recorded (not recorded), net	(12,041)	(33,376)	(10,166)	(25,452)
Total	(47,166)	(128,016)	(41,463)	(107,477)

Current	(78,522)	(206,555)	(32,614)	(81,703)
Deferred	31,356	78,538	(8,849)	(25,774)

(*) Technologic innovation program

(10)     FINANCIAL ASSETOF CONCESSION

	Distribution	Transmission	Consolidated
As of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Additions	145,659	3,129	148,788
Adjustment of expected cash flow	92,517	-	92,517
Adjustment - financial asset measured at amortized cost	-	3,428	3,428
Cash inputs - RAP	-	(2,164)	(2,164)
Disposals	(5,134)	-	(5,134)

As of March 31, 2016	3,716,756	127,783	3,844,539
Current	-	9,861	9,861
Noncurrent	3,716,756	117,922	3,834,678

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) in the distributor by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the period, based on the fair value (new replacement value - “VNR”) (finance income of R$ 92,517 in the first quarter of 2016 and R$ 59,406 in the first quarter of 2015).

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made and the allowed annual revenue (“RAP”) to be received during the remaining concession period. The adjustment of R$ 3,428 in the first quarter of 2016, (R$ 2,263  in the first quarter of 2015) is recognized against other operating income

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Advances - Fundação CESP	8,872	10,567	-	-
Advances to suppliers	22,457	10,666	-	-
Pledges, funds and restricted deposits	19,313	649	449,829	433,014
Orders in progress	278,058	274,605	-	-
Services rendered to third parties	8,530	6,987	-	-
Energy pre-purchase agreements	-	-	30,668	31,375
Collection agreements	3,387	90,451	-	-
Prepaid expenses	66,196	61,602	19,272	19,579
GSF Renegotiation	8,275	8,724	27,527	29,392
Receivables - energy development account - CDE	525,557	341,781	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	26,156	12,509	-	-
Indemnities for claims	21,961	49,937	-	-
Leases	18,036	12,883	43,278	34,504
Other	91,127	90,653	36,454	34,685
(-) Allowance for doubtful debts	(12,624)	(12,460)	(1,981)	(1,981)
Total	1,085,302	959,553	618,997	594,519

Receivables –Energy Development Account – CDE: refer to: (i) low income subsidies totaling R$ 39,404 (R$ 18,190 at December 31, 2015) and (ii) other tariff discounts granted to consumers amounting to R$ 486,153 (R$ 323,591 as of December 31, 2015).

On May 2015, the distribution subsidiaries obtained preliminary injunctions authorizing non-payment of amounts owed for Energy Development Account (CDE) quotas up to the limit of the balances receivable from Eletrobrás relating to the CDE injection. In the first quarter of 2016 the subsidiaries carried out matching of accounts of the accounts receivable by way of CDE injection and the CDE accounts payable (note 19) the amount of R$ 34,481 (R$ 849,331in 2015).

Indemnities for claims: refer to the amounts receivable from insurance companies as indemnities for claims occurred in subsidiaries of CPFL Renováveis.

(12)   INVESTMENTS

	Parent company		Consolidated
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Permanent equity interests - equity method
By equity method of the subsidiary	6,481,749	6,178,637	1,303,947	1,235,832
Value-added of assets, net	739,667	755,345	11,654	11,799
Goodwill	6,054	6,054	-	-
Total	7,227,470	6,940,036	1,315,601	1,247,631

12.1 Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

		March 31, 2016				March 31, 2016	December 31, 2015	1st quarter 2016	1st quarter 2015
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	880,653	10,001,681	880,653	1,456,688	104,295	1,456,688	1,352,393	104,295	98,049
CPFL Piratininga	53,096,770	3,958,048	178,574	606,053	68,383	606,053	537,670	68,383	48,545
CPFL Santa Cruz	371,772	498,107	71,261	137,663	6,514	137,663	131,149	6,514	10,349
CPFL Leste Paulista	892,772	153,569	27,623	46,987	686	46,987	46,301	686	2,948
CPFL Sul Paulista	454,958	198,855	25,974	57,159	1,926	57,159	55,233	1,926	3,908
CPFL Jaguari	209,294	168,235	19,357	32,267	3,746	32,267	28,521	3,746	(638)
CPFL Mococa	117,199	110,387	15,251	30,819	1,613	30,819	29,205	1,613	1,774
RGE	1,019,790	4,674,372	1,199,071	1,628,628	49,149	1,628,628	1,580,807	49,149	29,348
CPFL Geração	205,492,020	5,945,963	1,043,922	2,216,384	46,463	2,216,384	2,169,922	46,463	1,472
CPFL Jaguari Geração (*)	40,108	44,701	40,108	42,950	221	42,950	42,729	221	(389)
CPFL Brasil	2,999	425,003	2,999	62,805	11,026	62,805	51,779	11,026	14,950
CPFL Planalto (*)	630	3,046	630	2,489	486	2,489	2,003	486	526
CPFL Serviços	1,480,835	137,687	21,096	5,365	(1,752)	5,365	7,117	(1,752)	580
CPFL Atende (*)	13,991	25,508	13,991	19,132	1,759	19,132	17,373	1,759	2,980
Nect (*)	2,059	30,410	2,059	17,900	1,814	17,900	16,087	1,814	597
CPFL Total (*)	19,005	34,248	19,005	22,302	2,372	22,302	19,930	2,372	2,503
CPFL Jaguariuna (*)	189,770	2,659	3,076	2,474	(22)	2,474	2,496	(22)	(52)
CPFL Telecom	36,420	59,915	36,420	(40,895)	(6,926)	(40,895)	(33,969)	(6,926)	(3,308)
CPFL Centrais Geradoras	16,128	21,537	16,128	19,567	(405)	19,567	19,972	(405)	1,536
CPFL Participações	48,164	97,781	48,164	68,478	2,440	68,478	66,038	2,440	7,744
AUTHI (*)	10	13,998	10	5,638	3,725	5,638	1,913	3,725	-
Subtotal - By subsidiary's equity						6,440,854	6,144,668	297,513	223,423
Amortization of added value on assets						-	-	(15,678)	(32,147)
Total						6,440,854	6,144,668	281,835	191,276

Investment						6,481,749	6,178,637
Provision for equity interest losses						(40,895)	(33,969)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified under Investments in the parent company’s statement of income.  The amortization of the fair value adjustments (value added) of net assets of R$ 15,678 (R$ 32,147 in the first quarter 2015) is classified in the parent company’s statement of profit or loss in line item “equity in subsidiaries”, in conformity with ICPC 09 (R2).

The movements in investments in subsidiaries, in the period are as follows:

Investment	Investment as of December 31, 2015	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Investment as of March 31, 2016
CPFL Paulista	1,352,393	104,295	-	1,456,688
CPFL Piratininga	537,670	68,383	-	606,053
CPFL Santa Cruz	131,149	6,514	-	137,663
CPFL Leste Paulista	46,301	686	-	46,987
CPFL Sul Paulista	55,233	1,926	-	57,159
CPFL Jaguari	28,521	3,746	-	32,267
CPFL Mococa	29,205	1,613	-	30,819
RGE	1,580,807	49,149	(1,327)	1,628,628
CPFL Geração	2,169,922	46,463	-	2,216,384
CPFL Jaguari Geração	42,729	221	-	42,950
CPFL Brasil	51,779	11,026	-	62,805
CPFL Planalto	2,003	486	-	2,489
CPFL Serviços	7,117	(1,752)	-	5,365
CPFL Atende	17,373	1,759	-	19,132
Nect	16,087	1,814	-	17,900
CPFL Total	19,930	2,372	-	22,302
CPFL Jaguariuna	2,496	(22)	-	2,474
CPFL Telecom	(33,969)	(6,926)	-	(40,895)
CPFL Centrais Geradoras	19,972	(405)	-	19,567
CPFL ESCO	66,038	2,440	-	68,478
AUTHI	1,913	3,725		5,638
	6,144,668	297,513	(1,327)	6,440,854

In the interim consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Investment in joint ventures	March 31, 2016	December 31, 2015	1st quarter 2016	1st quarter 2015
	Shareholders equity interest		Equity in subsidiaries

Baesa	173,335	166,150	7,185	(2,136)
Enercan	495,820	473,148	22,672	5,899
Chapecoense	467,492	449,049	18,443	9,568
EPASA	167,300	147,485	15,324	4,076
Fair value adjustments of assets, net	11,654	11,799	(145)	(284)
	1,315,601	1,247,631	63,480	17,124

12.2 Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession, acquired through business combinations. The goodwill refers mainly to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statements, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At March 31, 2016 and December, 31 2015, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Investment	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
CPFL Paulista	312,585	612,585	52,383	52,383	364,968	664,968
CPFL Piratininga	172,239	172,239	27,084	27,084	199,323	199,323
CPFL Santa Cruz	19,527	19,527	7,517	7,517	27,044	27,044
CPFL Leste Paulista	3,220	3,220	2,102	2,102	5,322	5,321
CPFL Sul Paulista	3,848	3,848	1,986	1,986	5,834	5,834
CPFL Jaguari	1,152	1,152	-	-	1,152	1,152
CPFL Mococa	2,499	2,499	1,234	1,234	3,733	3,734
RGE	67,815	67,815	64,073	64,073	131,888	131,887
CPFL Geração	103,532	103,532	-	-	103,532	103,532
CPFL Centrais Geradoras	1,185	1,185	-	-	1,185	1,185
CPFL Jaguari Geração	1,667	1,667	-	-	1,667	1,667
CPFL Brasil	41,176	41,176	1,601	1,601	42,777	42,777
CPFL Planalto	458	458	-	-	458	458
CPFL Serviços	12,026	12,026	-	-	12,026	12,026
Nect Serviços	4,539	4,539	-	-	4,539	4,539
CPFL Total	5,589	5,589	-	-	5,589	5,589
CPFL ESCO	9,565	9,565	6,354	6,354	15,919	15,920
AUTHI	634	634	-	-	634	634
	763,256	1,063,256	164,334	164,334	927,590	1,227,590

At the consolidated financial statements, the balance of dividends and interest on capital receivable at March 31, 2016 is R$ 86,901 (R$ 91,392 at December 31, 2015) related to joint ventures and associate.

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	11,307	(50,263)	54	(38,902)
Dividends	-	(3,378)	-	(3,378)
As of March 31, 2016	245,578	2,094,850	73,235	2,413,663
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2    Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

Summarized financial information on subsidiaries that have interests of noncontrolling shareholders at March 31, 2016 and December 31, 2015 and in the quarters ended in March 31, 2016 and 2015 are as follows:

	March 31, 2016			December 31, 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	235,075	1,150,395	33,118	203,205	1,296,420	39,916
Cash and cash equivalents	187,586	771,415	25,309	154,845	871,503	30,907
Noncurrent assets	977,585	10,748,442	125,439	997,049	10,607,682	126,147

Current liabilities	130,187	999,164	11,022	128,920	1,174,865	16,515
Financial liabilities	101,439	731,707	3,814	101,347	929,758	6,889
Noncurrent liabilities	380,822	6,705,149	38,775	401,988	6,425,440	40,908
Financial liabilities	380,822	5,426,286	38,653	401,988	5,151,163	40,908
Equity	701,651	4,194,523	108,760	669,346	4,303,797	108,639
Equity attributable to owners of the Company	701,651	4,068,267	108,760	669,346	4,176,063	108,639
Equity attributable to noncontrolling interests	-	126,257	-	-	127,734	-

	1st quarter 2016			1st quarter 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	76,730	278,746	7,593	76,950	364,415	7,699
Depreciation and amortization	(11,310)	(133,297)	(1)	(11,535)	(128,277)	(2)
Interest income	6,324	26,459	885	2,635	27,300	105
Interest expense	(7,469)	(138,924)	(409)	(9,859)	(122,735)	(41)
Income tax expense	(16,833)	(7,221)	262	(7,409)	(7,251)	365
Profit (loss)	32,305	(105,897)	134	14,307	(64,645)	(701)
Attributable to owners of the Company	32,305	(107,796)	134	14,307	(64,430)	(701)
Attributable to noncontrolling interests	-	1,899	-	-	(215)	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

12.4.3    Joint ventures

Summarized financial information on joint ventures at March 31, 2016 and December 31, 2015 and in the quarters ended in March 31, 2016 and 2015 are as follows:

	March 31, 2016				December 31, 2015
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	338,765	117,122	324,978	255,994	292,133	105,198	356,493	305,371
Cash and cash equivalents	212,407	78,873	204,060	100,026	112,387	75,097	239,192	120,307
Noncurrent assets	1,215,469	1,171,432	3,052,218	577,438	1,253,002	1,174,604	3,079,957	600,413

Current liabilities	247,411	183,341	361,313	239,852	264,721	188,077	447,142	336,794
Financial liabilities	177,100	177,802	213,298	85,202	167,845	182,215	251,683	180,190
Noncurrent liabilities	289,193	412,037	2,099,232	279,931	309,317	427,284	2,108,820	292,490
Financial liabilities	243,162	400,878	2,098,489	279,733	265,095	415,868	2,108,109	292,295
Equity	1,017,630	693,176	916,651	313,648	971,097	664,442	880,488	276,500

	1st quarter 2016				1st quarter 2015
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	137,284	73,344	191,257	138,129	119,877	116,752	178,285	251,491
Depreciation and amortization	(13,435)	(13,450)	(32,006)	(8,183)	(13,374)	(13,831)	(33,608)	(8,094)
Interest income	7,276	4,027	9,009	3,350	2,286	1,320	4,351	2,020
Interest expense	(9,964)	(5,195)	(31,995)	(6,370)	(15,459)	(5,906)	(32,266)	(7,747)
Income tax expense	(23,966)	(14,810)	(18,941)	(12,123)	(6,228)	(226)	(17,167)	(4,106)
Profit (loss)	46,533	28,735	36,163	28,730	12,108	(8,540)	18,761	7,613
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Although holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividends to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

12.4.4    Jointly controlled operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

12.5Advance for future capital increase

At March 31, 2016 the balances of advance for future capital increase refer to advances to the following subsidiaries CPFL Serviços (R$ 31,000), CPFL Telecom (R$ 29,500) and Authi (R$ 2,600), approved in November, September and August 2015, respectively.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historic cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	-	77	74	-	-	247,260	247,410
Disposals	-	-	-	(4,058)	(92)	-	-	(4,149)
Transfers	89	46	426	29,573	4,403	254	(34,791)	-
Reclassification - cost	(1)	(4,449)	1,335	5,158	(7)	(13)	-	2,023
Transfers from/to other assets - cost	(42)	6	-	1,747	-	-	(10,762)	(9,051)
Depreciation	(1,825)	(18,145)	(14,198)	(89,288)	(1,775)	(427)	-	(125,657)
Write-off of depreciation	-	-	-	3,151	49	-	-	3,201
Reclassification - depreciation	(1,212)	503	(2,990)	1,657	7	12	-	(2,023)

As of March 31, 2016	173,816	1,354,207	1,060,632	5,772,104	38,816	9,523	875,872	9,284,969
Historic cost	198,188	1,961,244	1,518,066	7,911,329	57,252	22,564	875,872	12,544,514
Accumulated depreciation	(24,371)	(607,037)	(457,434)	(2,139,225)	(18,436)	(13,041)	-	(3,259,546)

Average depreciation rate	3.86%	3.89%	3.88%	4.44%	13.25%	9.18%

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the first quarter of 2016, R$ 10,528 was capitalized at a rate of 11.49% (there was no capitalized interest in the first quarter of 2015) (note 29).

In the consolidated, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 28).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,003
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	210,338	-	935	211,273
Amortization	-	(61,887)	(117,812)	-	(355)	(2,806)	(182,860)
Transfer - intangible assets	-	-	122,591	(122,591)	-	-	-
Transfer - financial asset	-	-	(1,572)	(144,087)	-	-	(145,659)
Disposal and transfer - other assets	-	-	(8,767)	-	-	1,007	(7,759)

As of March 31, 2016	6,115	4,293,658	4,243,622	443,287	28,388	70,260	9,085,331
Historical cost	6,152	7,236,860	10,425,109	443,287	35,840	192,439	18,544,729
Accumulated amortization	(37)	(2,943,201)	(6,181,487)	-	(7,452)	(122,179)	(9,459,398)

In the consolidated the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 28).

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the first quarter of 2016 R$ 2,266 was capitalized (R$ 2,394 in the first quarter of 2015) at a rate of 7.57% p.a. (7.50% p.a. in the first quarter of 2015).

14.1     Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
	March 31, 2016			December 31, 2015	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2016	2015
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(189,529)	115,332	117,829	3.28%	4.78%
CPFL Piratininga	39,065	(22,775)	16,290	16,614	3.31%	4.50%
RGE	3,150	(1,593)	1,557	1,590	4.24%	5.51%
CPFL Geração	54,555	(32,259)	22,295	22,757	3.38%	5.04%
CPFL Jaguari Geração	7,896	(3,380)	4,516	4,584	3.41%	6.36%
	409,527	(249,536)	159,991	163,373

Subsidiaries
CPFL Renováveis	3,764,809	(607,394)	3,157,415	3,195,215	4.02%	4.35%
Other	618	(113)	505	516
	3,765,427	(607,507)	3,157,920	3,195,731

Subtotal	4,174,954	(857,043)	3,317,911	3,359,104

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(844,622)	275,644	281,551	2.11%	1.79%
CPFL Geração	426,450	(306,022)	120,427	122,919	2.34%	3.80%
Subtotal	1,546,716	(1,150,644)	396,072	404,470

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(698,308)	375,719	383,770	3.00%	4.34%
CPFL Piratininga	115,762	(67,489)	48,273	49,232	3.31%	4.50%
RGE	310,128	(162,146)	147,982	151,153	4.09%	5.32%
CPFL Jaguari Geração	15,275	(7,572)	7,703	7,818	3.01%	5.61%
Subtotal	1,515,190	(935,514)	579,676	591,972

Total	7,236,860	(2,943,201)	4,293,658	4,355,546

As mentioned in Note 3, from January 1, 2016, in line with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), the Company will amortize intangible assets acquired in business combinations prospectively on a straight-line basis over the remaining period of the concessions.

(15)   TRADE PAYABLES

	Consolidated
	March 31, 2016	December 31, 2015
Current
System service charges	159,088	203,961
Energy purchased	1,182,797	2,402,823
Electricity network usage charges	104,470	106,940
Materials and services	308,197	331,809
Free energy	119,442	115,676
Total	1,873,994	3,161,210

Noncurrent
Materials and services	633	633

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(16)   INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	March 31, 2016				December 31, 2015
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,055	707,979	4,961,982	5,687,015	17,775	693,058	4,970,715	5,681,549
Rental assets	18	731	3,364	4,113	17	687	3,434	4,138
Financial Institutions	156,893	117,679	1,440,965	1,715,537	179,656	382,411	1,350,746	1,912,812
Other	790	8,722	9,185	18,697	764	134,960	10,002	145,726
Total at cost	174,755	835,111	6,415,496	7,425,362	198,212	1,211,115	6,334,897	7,744,225

Measured at fair value
Foreign currency
Financial Institutions	25,307	1,493,059	4,792,614	6,310,981	40,714	1,651,199	5,560,517	7,252,430
Mark to market	-	(23,202)	(180,151)	(203,353)	-	(29,269)	(282,980)	(312,249)
Total at fair value	25,307	1,469,857	4,612,464	6,107,628	40,714	1,621,930	5,277,536	6,940,180

Borrowing costs	-	(1,941)	(21,271)	(23,212)	-	(1,391)	(20,227)	(21,618)

Total	200,062	2,303,027	11,006,688	13,509,778	238,926	2,831,654	11,592,206	14,662,787

	Consolidated
Measured at amortized cost	March 31, 2016	December 31, 2015	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	62,077	70,293	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	4,947	5,384	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	36,498	38,386	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	185,478	197,145	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	10,036	10,412	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	184,116	191,022	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	63,777	63,777	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	76,001	65,304	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	149,950	130,774	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	31,695	33,808	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	33,434	37,859	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,595	1,736	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	18,980	19,962	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	54,211	57,621	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,636	2,735	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	45,818	47,536	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	43,074	39,605	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	74,373	69,054	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	31,115	30,463	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	15,029	16,031	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	37,576	42,549	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	14,001	14,725	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	99,089	105,322	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,062	1,102	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	67,702	70,240	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	43,522	43,522	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	67,541	59,348	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	92,028	76,728	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	7,542	8,045	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	212	227	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	681	715	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
FINEM	10,003	10,306	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,602	3,663	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	7,055	7,382	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,737	3,850	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,320	1,343	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,589	2,709	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,654	2,734	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,845	1,876	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,634	3,803	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Santander	1,649	1,710	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	718	808	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,665	2,745	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,371	1,394	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,701	2,826	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Santander	2,121	2,200	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	924	1,039	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,730	1,932	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note - Santander	4,486	4,619	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,456	1,509	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	816	864	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	12,610	13,049	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	57	60	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,557	2,659	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and liens on equipment
FINAME	6,314	6,496	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	943	1,002	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	4,406	4,006	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
CERAN
BNDES	298,125	312,150	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	61,037	68,993	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	18,817	19,466	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,610	7,610	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,246	7,018	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,621	21,544	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

CPFL Renováveis
FINEM I	283,461	290,445	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	24,541	25,308	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	520,424	528,528	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	88,125	90,678	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	78,289	79,457	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	152,219	156,737	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	30,534	32,289	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	454	528	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	113,200	115,676	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	331,272	335,894	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	331,828	296,891	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	9,586	11,599	TJLP + 3.50%	120 monthly installments from June 2007	Liens on machinery and equipment , assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XV	30,257	31,227	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVI	7,979	8,500	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	483,272	490,786	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	17,301	18,481	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	30,930	31,381	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	50,231	52,091	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	42,150	42,765	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	44,191	45,828	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	2,161	2,305	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	129,791	136,528	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	80,882	79,010	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	277,573	270,768	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVII	47,524	-	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	3,209	3,327	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,767	1,890	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,445	10,383	TJLP - 1.00%	85 monthly installments from June 2017	Guarantee
FINEP III	6,089	6,374	TJLP + 3.00%	73 monthly installments from July 2015	Guarantee
BNB I	106,665	108,835	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	163,549	165,324	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	30,390	30,837	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	72,463	72,739	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Banco do Brasil	29,582	31,014	Fixed rate 10.00%	132 monthly installment from June 2010	Shareholders support, pledge of shares and grantor rights, assignment of receivables, performance bond, guarantee and civil liability

CPFL Brasil
FINEP	-	1,864	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	3,390	3,544	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee and liens on equipment
FINAME	113	117	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	262	261	TJLP + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	223	216	SELIC + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	125	-	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
Santander - Working capital	-	331,343	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	342,866	331,549	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	60,344	58,353	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	45,258	43,764	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,891	7,637	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	6,551	6,587	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	24,513	23,790	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	17,059	17,268	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	7,393	8,052	CDI + 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	28,801	27,850	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,623	8,914	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,977	3,846	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,697	13,266	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,205	12,825	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	26,058	25,198	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,445	4,305	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,626	14,663	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	5,279	5,111	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	619,296	642,124	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	300,493	290,679	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	133,408	-	105% of CDI	14 installment from August 2016	Redeemable preferred shares structure
CPFL Telecom
Banco IBM - Working capital	32,755	35,689	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	3,586	3,931	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	50	88	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	7,136	7,658	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	886	1,029	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	479	532	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	478	544	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	20	24	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	156	170	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Others	5,906	131,751
Subtotal local currency - Cost	7,425,362	7,744,225

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	-	293,660	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	143,670	154,665	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	183,580	197,044	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	364,047	397,324	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	162,554	175,750	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	180,888	195,524	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	180,724	195,380	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	82,086	85,991	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	180,849	195,502	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	210,430	227,397	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	313,260	338,504	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	145,479	156,381	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	127,084	138,255	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	90,833	98,891	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	54,336	59,080	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	543,076	587,094	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	270,903	292,895	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	180,712	196,502	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	87,594	95,502	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	45,314	48,964	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	90,538	97,849	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	225,735	236,474	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	226,513	244,778	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	180,849	195,502	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	162,855	177,268	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	114,409	124,737	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	59,781	64,980	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	181,332	195,938	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	65,178	70,439	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	296,592	320,602	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	54,289	58,683	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	255,076	274,426	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	49,287	53,260	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	219,865	239,453	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	139,466	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Santander	32,281	34,679	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Santander	35,509	38,147	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	50,035	53,752	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	361,433	390,757	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	13,712	14,760	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	39,326	42,862	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	48,964	53,317	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(203,353)	(312,249)

Total Foreign Currency - fair value	6,107,628	6,940,180

Borrowing costs(*)	(23,212)	(21,618)

Total - Consolidated	13,509,778	14,662,787

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais. corresponding to :
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95,2% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

 (*) In accordance with IAS 39 / CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts.

In conformity with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At March 31, 2016, the total balance of the borrowings measured at fair value was R$ 6,107,628 (R$ 6,940,180 at December 31, 2015).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Company and its subsidiaries. In March 31, 2016 the accumulated gains of R$ 203,353 (R$ 312,249 at December 31, 2015) on marking the borrowings to market, less losses of R$ 96,581 (R$ 184,518 at December 31, 2015) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 106,502 (R$ 127,731 at December 31, 2015).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

The maturities of the principal of borrowings are scheduled as follows:

Maturity	Consolidated
From April 1, 2017	1,279,227
2018	4,083,660
2019	2,246,958
2020	1,069,305
2021	529,693
2022 to 2026	1,414,610
2027 to 2031	535,099
2032 to 2036	28,287
Subtotal	11,186,839
Mark to market	(180,151)
Total	11,006,688

Main borrowings in the period:

		R$ thousand
Company	Bank / credit line	Total approved	Released in 2016	Released net of fundraising costs	Interest	Utilization
Local currency:
Investment:
CPFL Paulista	FINEM VII	427,716	27,075	26,421	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	7,866	7,586	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	21,125	20,740	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	6,011	412	412	Quarterly	Purchase of vehicles and equipment
CPFL Renováveis	FINEM XIII	379,948	38,873	38,873	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	69,103	47,500	47,500	Monthly	Subsidiary's investment plan

Financial institutions:
CPFL Renováveis - Alto Irani	Banco Safra / redeemable preferred shares of the subsidiary Alto Irani (a)	75,000	75,000	73,416	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Plano Alto	Banco Safra / redeemable preferred shares of the subsidiary Plano Alto (a)	55,000	55,000	53,838	Semiannual	Subsidiary's investment plan
		1,474,430	272,851	268,786

(a) the agreement has no restrictive covenants

Restrictive covenants

Borrowings are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2016 have the clauses related to financial indicators, as follow:

FINEM VI and VII - CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the subsidiaries, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.5

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item)

FINEM XIII

•         Maintaining the Debt Service Coverage Ratio (ICSD) at 1.3 or more.

FINEM XXVII

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

•         Maintaining the ICSD at 1.2 or more;

•         Equity ratio (ICP), defined as the ratio of Equity to Total Assets, at 39.5% or more;

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period at December 31, 2015.

(17)   DEBENTURES AND INTERESTS ON DEBENTURES

		Consolidated
		March 31, 2016				December 31, 2015
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
CPFL Paulista
6th Issue	Single series	22,396	-	660,000	682,396	47,292	-	660,000	707,292
7th Issue	Single series	10,234	-	505,000	515,234	29,546	-	505,000	534,546
		32,630	-	1,165,000	1,197,630	76,838	-	1,165,000	1,241,838

CPFL Piratininga
6th Issue	Single series	3,733	-	110,000	113,733	7,882	-	110,000	117,882
7th Issue	Single series	4,762	-	235,000	239,762	13,749	-	235,000	248,749
		8,495	-	345,000	353,495	21,631	-	345,000	366,631

RGE
6th Issue	Single series	16,967	-	500,000	516,967	35,828	-	500,000	535,828
7th Issue	Single series	3,445	-	170,000	173,445	9,946	-	170,000	179,946
		20,412	-	670,000	690,412	45,774	-	670,000	715,774

CPFL Santa Cruz
1st Issue	Single series	2,928	-	65,000	67,928	568	-	65,000	65,568

CPFL Brasil
2nd Issue	Single series	-	-	-	-	2,794	-	228,000	230,794

CPFL Geração
5th Issue	Single series	53,171	-	1,092,000	1,145,171	13,382	-	1,092,000	1,105,382
6th Issue	Single series	6,934	-	460,000	466,934	23,531	-	460,000	483,531
7th Issue	Single series	39,682	-	635,000	674,682	16,770	-	635,000	651,770
8th Issue	Single series	4,440	-	82,493	86,933	3,153	-	80,024	83,177
		104,228	-	2,269,493	2,373,720	56,835	-	2,267,024	2,323,859
CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	2,749	39,041	476,203	517,993	788	38,965	467,577	507,329
1st Issue - PCH Holding 2	Single series	616	8,701	140,792	150,108	616	8,701	140,792	150,109
1st Issue - Renováveis	Single series	21,828	43,000	365,500	430,328	6,579	43,000	365,500	415,079
2nd Issue - Renováveis	Single series	539	30,000	270,000	300,539	11,894	-	300,000	311,894
3rd Issue - Renováveis	Single series	16,080	-	296,000	312,080	4,589	-	296,000	300,589
1st Issue - DESA	Single series	2,184	17,500	17,500	37,184	862	17,500	17,500	35,862
2nd Issue - DESA	Single series	19,408	-	65,000	84,408	16,487	-	65,000	81,487
1st Issue - T-16	Single series	-	14,054	-	14,054	1,810	277,200	-	279,010
1st Issue - Campos dos Ventos V	Single series	1,931	42,000	-	43,931	374	42,000	-	42,374
1st Issue - Santa Úrsula	Single series	1,416	30,800	-	32,216	275	30,800	-	31,075
1st Issue - Pedra Cheirosa I	Single series	-	-	52,200	52,200	-	-	-	-
1st Issue - Pedra Cheirosa I	Single series	-	-	47,800	47,800	-	-	-	-
1st Issue - Boa Vista II	Single series	-	-	50,000	50,000	-	-	-	-
		66,751	225,095	1,780,995	2,072,841	44,274	458,165	1,652,369	2,154,808

Borrowing costs (**)		-	(4,519)	(24,251)	(28,771)	-	-	(28,842)	(28,842)

		235,443	220,576	6,271,237	6,727,255	248,714	458,165	6,363,552	7,070,430

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 25)

(**) In accordance with CPC 08/IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T-16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

 The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From April 1, 2017	1,215,006
2018	1,652,064
2019	1,914,090
2020	667,841
2021	446,294
2022 to 2026	296,575
2027 to 2031	79,367
Total	6,271,237

Main borrowings during the period

			R$ thousand
Company	Issue	Quantity issued	Released in 2016	Released net of borrowing costs	Interest	Utilization
CPFL Renováveis - Pedra Cheirosa I	1st issue	5,220	52,200	51,602	Single payment	Subsidiary's investment plan
CPFL Renováveis - Pedra Cheirosa I	1st issue	4,780	47,800	47,251	Single payment	Subsidiary's investment plan
CPFL Renováveis - Boa Vista I!	1st issue	5,000	50,000	49,426	Single payment	Subsidiary's investment plan
			150,000	148,279

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.

The debentures issued in 2016 contain no restrictive clauses that require the Company or its subsidiaries to maintain financial ratios.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period at December 31, 2015.

(18)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1     Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Pension Plan with the following characteristics:

(i) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

(ii) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

(iii) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2     Movements in the defined benefit plans:

The movements in the period in the net actuarial liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	458,255
Expenses (income) recognized in the statement of profit or loss	13,062	664	322	(135)	13,913
Sponsors' contributions transferred during the year	(15,992)	(3,580)	(332)	135	(19,769)
Net actuarial liability at March 31, 2016	434,741	7,393	10,266	-	452,399
Other contributions	16,206	566	88	5	16,865
Total liability	450,947	7,958	10,355	5	469,264

Current	107	72	16	4	200
Noncurrent	450,839	7,886	10,338	-	469,064

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

The income and expense recognized as operating cost are shown below:

	1st quarter 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	190	627	17	5	839
Interest on actuarial obligations	114,662	29,260	2,741	8,472	155,135
Expected return on plan assets	(101,790)	(29,223)	(2,436)	(8,872)	(142,321)
Effect of asset ceiling	-	-	-	260	260
Total expense (income)	13,062	664	322	(135)	13,913

	1st quarter 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated

Service cost	318	970	47	(8)	1,327
Interest on actuarial obligations	105,079	27,333	2,438	7,724	142,574
Expected return on plan assets	(91,886)	(25,631)	(2,372)	(7,668)	(127,557)
Total expense (income)	13,511	2,672	113	48	16,344

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2015 and 2014 financial statements, as follows:

	December 31, 2015	December 31, 2014

Nominal discount rate for actuarial liabilities:	12.67% p.a.	11.46% p.a.
Nominal Return Rate on Assets:	12.67% p.a.	11.46% p.a.
Estimated Rate of nominal salary increase:	6.79% p.a.	8.15% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)
Biometric table for the onset of disability:	Low light	Low light
Expected turnover rate:	ExpR_2012**	ExpR_2012*
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience
(**) FUNCESP experience, with aggravation of 40%

(19)   REGULATORY CHARGES

	Consolidated
	March 31, 2016	December 31, 2015
Fee for the use of water resources	2,348	2,482
Global reversal reserve - RGR	17,469	17,446
ANEEL inspection fee	1,780	1,764
Energy development account - CDE	629,374	526,196
FUST and FUNTEL	3	3
Tariff flags and other	82,478	304,127
Total	733,451	852,017

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2016 in the amount of R$ 457,725 (R$ 401,347 at December 31, 2015); (ii) quota intended for return of the CDE injection for the period from January 2013 to January 2014 in the amount of R$ 91,696 (R$ 45,618 at December 31, 2015); and (iii) quota intended for return of the injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 79,953 (R$ 79,231 at December 31, 2015). The subsidiaries conducted matching of accounts between the amount of CDE payable and the accounts receivable – CDE injection (note 11) the amount of R$ 34,481 in the first quarter of 2016  (R$ 849,331 in 2015).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Tariff flags and other: refer basically to the amount to be passed on to the Account Centralizing Tariff Flag Resources (“CCRBT”) (note 26.5).

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	March 31, 2016	December 31, 2015
Current
ICMS (State VAT)	319,478	384,151
PIS (tax on revenue)	26,095	33,199
COFINS (tax on revenue)	120,691	159,317
IRPJ (corporate income tax)	153,251	30,751
CSLL (social contribution on net income)	59,527	12,498
Other	30,164	33,427
Total	709,205	653,342

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2016		December 31, 2015
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	151,596	79,808	171,989	78,345

Civil
Various	202,294	113,626	194,530	112,909

Tax
FINSOCIAL	30,300	85,765	29,917	84,092
Income Tax	141,100	142,229	138,524	886,271
Other	55,800	65,625	15,920	63,600
	227,201	293,619	184,362	1,033,964

Other	17,258	2,408	18,654	2,310

Total	598,349	489,460	569,534	1,227,527

The movements in the provision for tax, civil and labor risks are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
	December 31, 2015	Addition	Reversal	Payment	Monetary restatement	March 31, 2016
Labor	171,989	40,538	(21,548)	(44,566)	5,183	151,596
Civil	194,530	31,225	(10,129)	(22,095)	8,763	202,294
Tax	184,362	39,198	(1)	(64)	3,706	227,201
Other	18,654	151	(905)	(1,050)	409	17,258
	569,534	111,112	(32,583)	(67,775)	18,060	598,349

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Company and its subsidiaries.

The additions to provisions for tax risks in the first quarter of 2016 largely refer to challenges by certain subsidiaries in relation to PIS and COFINS on financial income, the balances of which were previously classified in Taxes Payable.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2015.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at March 31, 2016, were as follows:

(i)      R$ 623,166 labor (R$ 659,636 at December 31, 2015) related mainly to workplace accidents, hazardous duty premium, overtime, etc.;

(ii)     R$ 695,120 civil (R$ 697,242 at December 31, 2015) related mainly to bodily injury, environmental impacts and tariff increases;

(iii)    R$ 3,771,006 tax (R$ 3,600,368 at December 31, 2015), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income tax. One of the main refer to the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,062,479 In January 2016, the subsidiary obtained court decisions authorizing the replacement of the escrow deposits related to this case by financial guarantees (letter of guarantee and performance bond); the withdrawals on behalf of the subsidiary occurred in 2016.  There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which is awaiting judgment by the Federal Regional Court; and

(iv)    R$ 77,110 regulatory (R$ 71,514 at December 31, 2015). The possible regulatory loss includes mainly the collection of the system service charge - ESS, established in the CNPE Resolution 3 of March 6, 2013. The total amount of the risk is R$ 36,226, related mainly to the subsidiaries CPFL Brasil (R$ 7,934), CPFL Renováveis (R$ 12,642), Ceran (R$ 12,623) and Paulista Lajeado (R$ 2,606).

As regards labor contingencies, the Company informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a new decision by the STF, the index currently adopted by the Labor Court (“TR”) remains valid. Accordingly, the management of the Company and its subsidiaries considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(22)   USE OF PUBLIC ASSET

	Consolidated
Subsidiary	March 31, 2016	December 31, 2015	Number of remaining installments	Interest rates
CERAN	94,147	92,581	240	IGP-M + 9,6% p.a.

Current	9,921	9,457
Noncurrent	84,226	83,124

(23)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Consumers and concessionaires	61,520	53,959	-	-
Energy efficiency program - PEE	311,200	295,745	28,851	35,597
Research & Development - P&D	92,140	84,943	30,958	36,426
National scientific and technological development fund - FNDCT	4,358	4,115	-	-
Energy research company - EPE	2,194	2,065	-	-
Reversion fund	-	-	17,750	17,750
Advances	187,906	141,228	9,745	10,041
Provision for socio environmental costs and asset retirement	-	-	54,827	53,378
Payroll	12,357	13,136	-	-
Profit sharing	57,769	49,227	5,099	5,099
Collections agreement	58,185	130,282	-	-
Guarantees	-	-	27,794	28,531
Tariff discounts - CDE	29,584	54,749	-	-
Business combination	14,226	29,935
Other	47,493	45,587	4,156	4,326
Total	878,932	904,971	179,179	191,148

(24)   EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2016 and December 31, 2015 is shown below:

	Number of shares
	March 31, 2016		December 31, 2015
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	262,698,037	26.45%	262,698,037	26.45%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00%	29,756,032	3.00%
Camargo Correa S.A.	26,764	0.00%	26,764	0.00%
ESC Energia S.A.	234,086,204	23.57%	234,086,204	23.57%
Bonaire Participações S.A.	1,238,334	0.12%	1,238,334	0.12%
Energia São Paulo FIA	146,463,379	14.75%	146,463,379	14.75%
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18%	1,816,119	0.18%
BNDES Participações S.A.	66,914,177	6.74%	66,914,177	6.74%
Antares Holdings Ltda.	16,552,110	1.67%	16,552,110	1.67%
Brumado Holdings Ltda.	35,604,273	3.59%	35,604,273	3.59%
Members of the Executive Board	115,972	0.01%	105,672	0.01%
Other shareholders	197,742,814	19.91%	197,753,114	19.91%
Total	993,014,215	100.00%	993,014,215	100.00%

24.1        Capital increase approval

The Board of Directors Meeting of March 16, 2016 was approved a capital increase at CPFL Energia, in order to strengthen the Company’s capital structure, through the capitalization of the Statutory Reserve for Working Capital Improvement in the amount of R$ 392,972, through the issuance of 24,900,531 common shares.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2015.

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters ended in March 31, 2016 and 2015 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting periods. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	1st quarter 2016		1st quarter 2015
Numerator
Profit attributable to controlling shareholders	271,349		168,970
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)
Earnings per share - basic	0.27		0.17

Numerator
Profit attributable to controlling shareholders	271,349		168,970
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	-		(2,833)
Profit attributable to controlling shareholders	271,349		166,137

Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)
Earnings per share - diluted	0.27		0.16

 (*) Proportional to the percentage of the Company’s equity interest in the subsidiary in the respective quarters.

(**) Considers the event that occurred on April 29, 2016, related to the capital increase through issue of  24,900,531 shares (note 35). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiaries at the beginning of each period.

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive at March 31, 2016. For this reason, these effects were not included in the calculation for the period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(26)   NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		In GWh (*)		R$ thousand
Revenue from Electric Energy Operations	March 31, 2016	March 31, 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Consumer class
Residential	6,940,139	6,783,100	4,265	4,471	2,829,092	2,226,785
Industrial	55,095	56,727	3,067	3,221	1,364,141	1,181,236
Commercial	469,606	481,177	2,455	2,543	1,499,215	1,169,417
Rural	246,192	243,713	512	544	187,433	148,941
Public administration	51,450	50,929	298	324	166,726	146,274
Public lighting	10,501	9,976	422	401	150,796	99,315
Public services	8,466	8,196	455	457	235,349	176,729
(-) Transfers of revenues from excess demand and excess reactive power	-	-	-	-	(17,739)	(24,240)
Billed	7,781,449	7,633,818	11,475	11,960	6,415,014	5,124,458
Own consumption	-	-	8	9	-	-
Unbilled (net)	-	-	-	-	48,064	142,266
(-) Transfers of revenues related to network usage charge of the captive consumers	-	-	-	-	(2,383,305)	(1,661,832)
Electricity sales to final consumers	7,781,449	7,633,818	11,483	11,968	4,079,773	3,604,892

Furnas Centrais Elétricas S.A.			755	746	122,120	116,962
Other concessionaires and licensees			2,551	2,527	470,846	508,676
(-) Transfers of revenues related to network usage charge of the captive consumers			-	-	(13,440)	-
Spot market energy			549	318	155,290	230,824
Electricity sales to wholesaler´s			3,854	3,591	734,815	856,462

Revenue due to Network Usage Charge - TUSD - Captive Consumers					2,396,745	1,661,832
Revenue due to Network Usage Charge - TUSD - Free Consumers					458,552	330,593
(-) Transfers of revenues from excess demand and excess reactive power					(4,242)	(5,817)
Revenue from construction of concession infrastructure					217,134	230,808
Sector financial asset and liability (Note 8)					(732,253)	688,584
Energy development account - CDE - low-income and other tariff discounts					253,124	179,302
Other revenues and income					94,618	89,221
Other operating revenues					2,683,679	3,174,523
Total gross revenues					7,498,267	7,635,877
Deductions from operating revenues
ICMS					(1,325,145)	(1,024,936)
PIS					(119,027)	(118,881)
COFINS					(548,269)	(547,601)
ISS					(2,276)	(1,767)
Global reversal reserve - RGR					(681)	(621)
Energy development account - CDE					(842,417)	(428,449)
Research and development and energy efficiency programs					(33,179)	(42,642)
PROINFA					(20,363)	(23,954)
Tariff flags and other					(350,966)	(152,123)
IPI					(19)	(3)
FUST and FUNTEL					(8)	(4)
Other					(6,527)	(4,827)
					(3,248,878)	(2,345,809)

Net revenue					4,249,389	5,290,068
(*) Information not audited by the independent auditors

26.1     Adjustment of revenues from excess demand and excess reactive power

The information on accounting and background is provided in Note 27.1 to the December 31, 2015 financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

26.2     Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”):

		2016		2015
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4,67% (d)
CPFL Piratininga	October	(c)	(c)	56.29%	21,11% (d)
RGE	June	(c)	(c)	33.48%	-3,76% (d)
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%

a)     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (not reviewed by the independent auditors).

b)     As mentioned in Note 35, the annual tariff adjustment for the subsidiary CPFL Paulista occurred in April 2016.

c)     The related annual tariff increases for 2016 have not yet been made.

d)     Perception of consumers in comparison to the extraordinary tariff review of March 2015.

26.3     Energy Development Account - CDE – low income and other tariff discounts

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 253,124 was recognized in the first quarter of 2016 (R$ 179,302 in the first quarter of 2015), of which (i) R$ 23,710 for the low-income subsidy (R$ 18,095 in the first quarter of 2015) and (ii) R$ 217,703 for other tariff discounts (R$ 161,097 in the first quarter of 2015), against other receivables in line item “Receivables –Energy Development Account – CDE” (note 11) and “Payables – CDE” (note 23).

26.4     Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. A green flag indicates favorable conditions and the tariff does not rise. A yellow flag indicates less favorable conditions, and the red flag divided into two tiers, is set off in costlier conditions. In the latter cases, the tariff increases R$ 1.50, R$ 3.50 and R$ 4.50 (before tax effects), respectively, for each 100 KWh consumed, readjusted by means of Ratification Resolution No. REH 2.016/2016 as from February 1, 2016.

In the first quarter of 2016, the distribution subsidiaries billed their consumers the amount of R$ 350,996 (R$ 152,123  in the first quarter of 2015), recorded in line item "Tariff flags and others”. In the first quarter of 2016 were ratified by the ANEEL, R$ 562,337 for the months of November and December 2015 and January 2016 that was used to offset part of the sector’s financial assets (note 8), R$ 10,338 was passed on to the Account Centralizing Tariff Banner Resources (“CCRBT”), created by means of Decree No. 8.401/2015 and administered by the CCEE, and R$ 82,430 continues outstanding, recorded under liabilities – regulatory fees (note 19).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

26.5     Energy development account – CDE

By means of Ratification Resolutions Nos. 2.018 of February 2, 2016, 2.004 of December 15, 2015, 1.857 of February 27, 2015 and 1.863 of March 31, 2015, the ANEEL established the definitive annual quotas of the CDE for the year 2015 and 2016. This quota comprises: (i) annual quota of the CDE – Usage account; and (ii) CDE quota – Energy, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014 (note 27), which should be paid by consumers and passed on to the CDE in five years as from the 2015 RTE. In addition, by means of Ratification Resolution No. 1.863 of March 31, 2015, the ANEEL established another quota intended for amortization of the ACR account (note 27), with payment and transfer to the CDE for an average period of five years as from the ordinary tariff process (RTA or RTP) for the year 2015.

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Itaipu Binacional	2,516	2,538	546,652	607,620
Spot market / PROINFA	548	1,757	7,366	598,548
Energy purchased through auction in the regulated market and bilateral contracts	11,864	10,635	1,831,475	2,317,254
PIS and COFINS credit	-	-	(219,561)	(319,491)
Subtotal	14,927	14,929	2,165,933	3,203,931

Electricity network usage charge
Basic network charges			201,489	224,016
Transmission from Itaipu			12,493	15,346
Connection charges			16,407	11,225
Charges for use of the distribution system			9,335	10,240
System service charges - ESS			126,817	171,048
Reserve energy charges			30,558	-
PIS and COFINS credit			(35,010)	(37,956)
Subtotal			362,089	393,920

Total			2,528,021	3,597,851
(*) Information not audited by the independent auditors

27.1 Generating Scaling Factor (“GSF”) and renegotiation of the hydrologic risk

The detailed record related to the Generating Scaling Factor - GSF in 2015 are provided in Note 28.2 of the December 31, 2015 financial statements. The generators that adhered to the renegotiation should terminate the lawsuits against the grantor of the concessions, and pay a risk premium related to the transfer of the GSF risk to the CCRBT.

In 2015, the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis and the joint ventures ENERCAN and Chapecoense signed on to the renegotiations of their ACR contracts and canceled their lawsuits.

In January 2016, the joint venture Baesa signed on to the renegotiation of its ACR contracts, thus terminating its participation in the lawsuit filed by the Brazilian Association of Independent Electric Energy Producers - APINE. For the Company, the effect was R$ 5,102, net of tax effect, recognized as income from equity in subsidiaries in the first quarter of 2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES

	Parent company
	Operating Expenses
	General
	1st quarter 2016	1st quarter 2015
Personnel	5,878	5,273
Materials	26	3
Third party services	1,855	2,328
Depreciation and amortization	46	43
Others	238	317
Leases and rentals	12	35
Publicity and advertising	21	-
Legal, judicial and indemnities	-	153
Donations, contributions and subsidies	-	70
Other	204	59
Total	8,044	7,964

	Consolidated
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Personnel	156,687	140,653	-	-	30,112	29,772	58,169	54,608	-	-	244,967	225,033
Private pension plans	13,913	16,344	-	-	-	-	-	-	-	-	13,913	16,344
Materials	36,077	29,287	127	142	1,270	928	2,311	1,824	-	-	39,785	32,180
Third party services	64,656	42,322	377	344	33,444	30,214	50,744	62,986	-	-	149,220	135,865
Depreciation and amortization	221,861	201,155	-	-	833	7,802	23,387	20,275	-	-	246,081	229,232
Cost of infrastructure construction	-	-	217,035	230,178	-	-	-	-	-	-	217,035	230,178
Others	30,859	18,342	(2)	(2)	61,699	37,504	70,480	38,447	71,537	88,238	234,572	182,530
Collection fees	-	-	-	-	14,916	13,825	-	-	-	-	14,916	13,825
Allowance for doubtful accounts	-	-	-	-	46,051	21,278	-	-	-	-	46,051	21,278
Leases and rentals	8,973	8,483	-	-	-	-	4,332	4,202	-	-	13,305	12,685
Publicity and advertising	21	53	-	-	12	23	2,340	2,825	-	-	2,372	2,900
Legal, judicial and indemnities	-	-	-	-	-	-	59,566	29,610	-	-	59,566	29,610
Donations, contributions and subsidies	1	-	-	-	-	2,016	8	1,083	-	-	10	3,098
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	8,304	3,554	8,304	3,554
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	61,887	84,701	61,887	84,701
Financial compensation for use of water resources	3,590	2,888	-	-	-	-	-	-	-	-	3,590	2,888
Others	18,275	6,918	(2)	(2)	720	363	4,234	728	1,345	(17)	24,572	7,990
Total	524,053	448,102	217,536	230,662	127,356	106,220	205,091	178,140	71,537	88,238	1,145,572	1,051,362

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

(29)    FINANCE INCOME (EXPENSE)

	Parent company		Consolidated
	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Financial income
Income from financial investments	5,209	16,116	132,491	117,623
Late payment interest and fines	1	1	57,340	43,184
Adjustment for inflation of tax credits	1,162	83	2,509	1,813
Adjustment for inflation of escrow deposits	10	7	8,663	18,662
Adjustment for inflation and exchange rate changes	-	-	54,669	17,554
Adjustment of expected cash flow (note 10)	-	-	92,517	59,406
Discount on purchase of ICMS credit	-	-	6,625	4,510
Adjustments to the concession financial asset (note 8)	-	-	49,127	9,591
PIS and COFINS on other finance income	(478)	-	(21,161)	-
Other	3,257	2,173	22,068	14,732
Total	9,160	18,380	404,849	287,073

Finance costs
Interest on debts	(7,174)	(27,914)	(430,790)	(414,369)
Adjustment for inflation and exchange rate changes	(11,971)	(2,470)	(152,761)	(202,661)
(-) Capitalized interest	-	-	12,794	2,394
Adjustments to the concession financial liability	-	-	(1,775)	(3,496)
Use of public asset	-	-	(3,892)	(3,323)
Others	(456)	(2,044)	(60,072)	(32,348)
Total	(19,601)	(32,429)	(636,496)	(653,802)

Finance expense, net	(10,440)	(14,048)	(231,647)	(366,729)

Interest was capitalized at an average rate of 10.79% p.a. in the first quarter of 2016 (7.50%% p.a. in the first quarter of 2015) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line items of Adjustment for inflation and exchange rate changes, the expense includes the effects of losses of R$ 477,516 in the first quarter of 2016 (gain of R$ 841,767 in the first quarter of 2015) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Company’s Management:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2016
Net operating revenue	3,433,939	137,127	224,834	429,632	17,233	6,624	-	4,249,389
(-) Intersegment revenues	5,565	99,670	66,079	2,038	68,193	1,945	(243,490)	-
Income from electric energy service	364,449	154,592	34,420	15,801	14,471	(7,937)	-	575,796
Finance income	311,060	44,851	29,880	9,735	2,192	7,131	-	404,849
Finance cost	(314,691)	(128,587)	(163,959)	(6,056)	(1,421)	(21,781)	-	(636,496)
Profit (loss) before taxes	360,818	134,336	(99,660)	19,480	15,241	(22,587)	-	407,629
Income tax and social contribution	(138,797)	(24,741)	(7,221)	(5,724)	(4,811)	6,112	-	(175,182)
Profit (loss) for the period	222,021	109,596	(106,881)	13,756	10,430	(16,475)	-	232,446
Total assets (**)	20,327,925	4,660,731	11,876,608	427,490	321,378	491,382	-	38,105,514
Purchases of PP&E and intangible assets	208,070	2,781	227,168	892	6,028	945		445,884
Depreciation and amortization	(139,037)	(30,797)	(133,297)	(969)	(3,032)	(836)	-	(307,968)

1st quarter 2015 (***)
Net operating revenue	4,393,708	148,466	298,784	412,396	36,714	-	-	5,290,068
(-) Intersegment revenues	4,737	83,830	126,311	2,281	53,602	-	(270,761)	-
Income from electric energy service	436,382	132,978	49,288	18,925	11,291	(8,010)	-	640,855
Finance income	193,336	25,501	29,609	8,463	12,255	17,911	-	287,073
Finance cost	(341,543)	(132,942)	(136,260)	(7,556)	(3,036)	(32,465)	-	(653,802)
Profit (loss) before taxes	288,175	42,660	(57,363)	19,832	20,510	(22,564)	-	291,250
Income tax and social contribution	(115,716)	(10,409)	(7,251)	(8,019)	(7,251)	(294)	-	(148,940)
Profit (loss) for the period	172,459	32,251	(64,614)	11,813	13,260	(22,858)	-	142,310
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586	-	40,532,471
Purchases of PP&E and intangible assets	175,340	716	146,654	313	7,500	262	-	330,785
Depreciation and amortization	(148,544)	(33,053)	(128,277)	(1,150)	(2,858)	(51)	-	(313,933)

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortization, were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2015.

(31)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Company controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)    Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

b)    Borrowings and Debentures and Derivatives - refer to borrowings from financial institutions under the conditions described in notes 16 and 17. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 16 and 17.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

c)     Other Financial Transactions – the expense amounts are bank costs, collection and bookkeeping expenses.

d)    Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)     Advances – refer to advances for investments in research and development.

g)    Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries Piratininga and Geração, renegotiated with the joint ventures BAESA, Enercan and Chapecoense the extension of the original maturities of the energy purchase bills, previously from January 2016 to July 2016.

The total compensation of key management personnel in the first quarter of 2016, in accordance with CVM Decision 560/2008, was R$ 12,632 (R$ 12,247 in the first quarter of 2015). This amount comprises R$ 12,364 in respect of short-term benefits (R$ 11,976 in the first quarter of 2015) and R$ 268 for post-employment benefits (R$ 271 in the first quarter of 2015) recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
	ASSET		LIABILITY		INCOME		EXPENSES
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	1st quarter 2016	1st quarter 2015	1st quarter 2016	1st quarter 2015
Bank balances and short-term investments
Banco Bradesco S.A.(**)	2,555,188	4,097,770	1	1	73,478	-	137	-
Banco do Brasil S.A.	71,707	126,036	-	-	1,877	2,610	1	-

Borrowings (*), debentures (*) and derivatives (*)
Banco Bradesco S.A.(**)	-	-	862,476	667,335	-	-	27,553	-
Banco do Brasil S.A.	-	-	3,222,198	3,727,087	960	-	106,754	48,689
Banco BNP Paribas Brasil S.A (**)	56,690	58,478	-	322,465	-	-	15,633	-

Other financial transactions
Banco Bradesco S.A.(**)	163	1,344	1,228	1,259	96	-	3,227	-
Banco do Brasil S.A.	-	-	831	879	308	-	1,206	1,784

Advances
BAESA – Energética Barra Grande S.A.	-	-	781	790	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,107	1,120	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,362	1,377	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	498	503	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	28	27	-	-	278	415
Aliança Geração de Energia S.A	-	-	1,421	1,364	-	-	12,756	-
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	239	219
Baguari I Geração de Energia Elétrica S.A.	-	-	7	6	-	-	76	66
BRF Brasil Foods	615	-	-	-	3,258	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	221	201
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	223	203
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	267	242
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	226	207
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	266	242
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	247	225
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	263	239
Companhia de Eletricidade do Estado da Bahia – COELBA	327	655	-	-	3,177	3,916	-	-
Companhia Energética de Pernambuco - CELPE	501	587	-	-	1,495	1,841	-	-
Companhia Energética do Rio Grande do Norte - COSERN	82	227	-	-	428	649	-	463
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,469	1,548	-	-	13,506	-
ELEB Equipamentos Ltda	-	-	-	-	797	-	-	-
Embraer	-	-	-	-	3,165	4,683	-	-
Energética Águas da Pedra S.A.	-	-	134	130	1	-	1,199	1,007
Estaleiro Atlântico Sul S.A.	-	-	-	-	2,034	4,222	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	45	41
InterCement Brasil S.A	-	-	-	-	-	-	-	-
Itapebi Geração de Energia S.A	-	-	-	-	1	-	-	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	169	163
NC ENERGIA S.A.	6	-	-	-	3,417	1,026	-	-
Norte Energia S.A.	-	1	-	-	-	-	-	-
Rio PCH I S.A.	-	-	250	242	-	-	2,279	1,914
Samarco Mineração S.A.	-	-	-	-	1	-	-	-
Santista Jeanswear S/A	-	-	-	-	2,714	-	-	-
Santista Work Solution S/A	-	-	-	-	342	-	-	-
SE Narandiba S.A.	-	-	-	-	-	-	34	44
Serra do Facão Energia S.A. - SEFAC	-	-	668	576	-	-	5,868	4,978
Tavex Brasil S.A	-	-	-	-	-	1,341	-	-
Termopernambuco S.A.	-	-	-	-	3	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	7,468	7,625	1,627	1,740
Vale Energia S.A.	8,680	7,843	-	-	25,492	23,476	-	-
BAESA – Energética Barra Grande S.A.	-	-	13,822	88,441	-	14,417	19,098	28,965
Foz do Chapecó Energia S.A.	-	-	42,824	142,596	-	-	80,646	79,399
ENERCAN - Campos Novos Energia S.A.	727	667	56,313	140,496	1,937	5,082	65,321	55,675
EPASA - Centrais Elétricas da Paraiba	-	-	8,558	19,807	-	11,772	22,964	43,604

Intangible assets, property, plant and equipment, materials and service
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	1	-
Banco Bradesco S.A.(**)	-	-	-	2	-	-	-	-
Brasil veículos Companhia de Seguros	-	-	-	-	1	-	-	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	1	65	42	42	153	252	1	2
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	1,002	-
Concessionária Auto Raposo Tavares S.A.	1	-	-	-	-	-	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	1	4	-	-
HM 14 Empreendimento Imobiliário SPE Ltda	-	14	-	-	-	-	-	-
Indústrias Romi S.A.	-	-	-	-	13	32	-	-
Logum Logística S.A.	47	-	-	-	521	-	-	-
Mapfre Seguros Gerais S.A. (**)	4	-	-	-	1	-	7	-
Rodovias Integradas do Oeste S.A. (***)	-	-	-	12	-	-	-	-
TOTVS S.A.	-	-	3	3	-	-	8	10
Ultrafértil S.A	-	-	-	-	-	375	-	-
Vale Fertilizantes S.A	-	39	-	-	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	355	324	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	388	354	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	356	324	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,307	1,104	-	-	208	164	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	78,989	76,586	-	-	2,827	2,979	-	-
Acionistas não controladores da CPFL Renováveis	8,088	7,680	-	-	418	272	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	20	20	-	-	-	-	-	-
Chapecoense Geração S.A.	28,417	28,417	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	30,905	30,905	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	25,442	29,933	-	-	-	-	-	-

(*) Includes the mark to market value
(**) Related parties since December 31, 2015
(***) Related parties until December 31. 2015

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

(32)      RISK MANAGEMENT

The risk management structure and the main market risk factors affecting the Company's business are disclosed in Note 34 to the financial statements for the year ended in December 31, 2015.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					March 31, 2016		December 31, 2015
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,831,789	2,831,789	4,353,488	4,353,488
Cash and cash equivalent	5	(a)	(2)	Level 2	1,574,005	1,574,005	1,329,314	1,329,314
Securities		(a)	(2)	Level 1	12,664	12,664	23,633	23,633
Derivatives	33	(a)	(2)	Level 2	1,810,030	1,810,030	2,269,932	2,269,932
Derivatives - zero-cost collar	33	(a)	(2)	Level 3	34,990	34,990	8,820	8,820
Concession financial asset - distribution	10	(b)	(2)	Level 3	3,716,756	3,716,756	3,483,713	3,483,713
					9,980,234	9,980,234	11,468,900	11,468,900

Liability
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	7,405,268	6,231,974	7,725,978	6,499,746
Borrowings - principal and interest	16 (**)	(a)	(2)	Level 2	6,104,510	6,104,510	6,936,808	6,936,808
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	6,727,255	6,613,722	7,070,430	6,105,830
Derivatives	33	(a)	(2)	Level 2	49,659	49,659	31,745	31,745
Derivatives - Zero-cost collar	33	(a)	(2)	Level 3	-	-	2,440	2,440
					20,286,692	18,999,865	21,767,402	19,576,570
(*) Refers to the hierarchy for determination of fair value

(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a loss of R$ 108,807 in the first quarter of 2016 (gain of R$ 62,241 in the first quarter of 2015)

(***) Only for disclosure purposes, according to CPC 40 (R1) / IFRS 7
Key
Category:			Measurement:
(a) - Measured at fair value through profit or loss			(1) - Measured at amortized cost
(b) - Available for sale			(2) - Measured at fair value
(c) - Other finance liabilities

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – amounts from CDE/CCEE, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) payables for business combination, (x) tariff discount CDE and (xi) sector financial liability.

In addition, in 2016 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

O CPC 40 (R1) and IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

O CPC 40 (R1) and IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflects market assumptions.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

The three levels of the fair value hierarchy are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in profit for the first quarter of 2016 of R$ 92,517 (R$ 59,406 in the first quarter of 2015), and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 16). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At March 31, 2016, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	-	(19,055)	(19,055)	(18,722)	(333)	dollar	September 2016	187,750
Bradesco	-	(16,070)	(16,070)	(15,862)	(207)	dollar	June 2016	149,208
	-	(35,125)	(35,125)	(34,584)	(541)

CPFL Paulista
Bank of America Merrill Lynch	163,340	-	163,340	160,447	2,893	dollar	July 2016	156,700
Morgan Stanley	94,848	-	94,848	94,935	(87)	dollar	September 2016	85,475
Scotiabank	37,046	-	37,046	37,117	(71)	dollar	July 2016	49,000
Citibank	57,369	-	57,369	62,428	(5,058)	dollar	March 2019	117,250
Bank of Tokyo-Mitsubishi	57,222	-	57,222	62,497	(5,275)	dollar	March 2019	117,400
Bank of America Merrill Lynch	53,775	-	53,775	56,356	(2,581)	dollar	September 2018	106,020
Bank of America Merrill Lynch	60,683	-	60,683	63,874	(3,192)	dollar	March 2019	116,600
J.P.Morgan	30,340	-	30,340	31,937	(1,597)	dollar	March 2019	58,300
J.P.Morgan	17,955	-	17,955	19,106	(1,151)	dollar	December 2017	51,470
J.P.Morgan	16,480	-	16,480	17,606	(1,126)	dollar	December 2017	53,100
J.P.Morgan	7,911	-	7,911	8,372	(460)	dollar	January 2018	27,121
HSBC	15,289	-	15,289	16,654	(1,365)	dollar	January 2018	54,214
HSBC	58,976	-	58,976	62,974	(3,997)	dollar	January 2018	173,459
J.P.Morgan	20,120	-	20,120	20,892	(772)	dollar	January 2018	67,938
J.P.Morgan	20,086	-	20,086	21,244	(1,157)	dollar	January 2019	67,613
Citibank	43,058	-	43,058	49,015	(5,958)	dollar	January 2020	156,600
BNP Paribas	15,117	-	15,117	16,374	(1,257)	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	25,209	-	25,209	35,919	(10,709)	dollar	February 2020	142,735
J.P.Morgan	11,602	-	11,602	12,496	(894)	dollar	February 2018	41,100
Bank of America Merrill Lynch	121,023	-	121,023	130,943	(9,920)	dollar	February 2018	405,300
Bank of America Merrill Lynch	31,837	-	31,837	31,660	177	dollar	October 2018	329,500
	959,287	-	959,287	1,012,846	(53,559)

CPFL Piratininga
Scotiabank	48,387	-	48,387	48,479	(92)	dollar	July 2016	64,000
Santander	58,989	-	58,989	59,470	(481)	dollar	July 2016	100,000
Citibank	57,369	-	57,369	62,428	(5,058)	dollar	March 2019	117,250
HSBC	32,243	-	32,243	33,998	(1,755)	dollar	April 2018	55,138
J.P.Morgan	32,272	-	32,272	34,001	(1,729)	dollar	April 2018	55,138
Citibank	45,971	-	45,971	52,802	(6,831)	dollar	January 2020	169,838
BNP Paribas	41,572	-	41,572	45,028	(3,455)	euro	January 2018	175,714
Bank of America Merrill Lynch	4,048	-	4,048	4,227	(180)	dollar	July 2016	40,000
Bank of America Merrill Lynch	4,268	-	4,268	4,640	(372)	dollar	August 2016	84,250
Scotiabank	2,354	-	2,354	3,280	(926)	dollar	August 2017	55,440
	327,473	-	327,473	348,353	(20,880)

CPFL Santa Cruz
Santander	11,449	-	11,449	11,546	(96)	dollar	June 2016	20,000

CPFL Sul Paulista
Santander	12,594	-	12,594	12,700	(106)	dollar	June 2016	22,000
CPFL Jaguari
Santander	17,746	-	17,746	17,896	(149)	dollar	June 2016	31,000

CPFL Geração
HSBC	125,560	-	125,560	127,809	(2,248)	dollar	March 2017	232,520

RGE
Citibank	116,731	-	116,731	118,461	(1,730)	dollar	April 2017	128,590
Bank of Tokyo-Mitsubishi	25,847	-	25,847	28,019	(2,172)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	116,337	-	116,337	125,849	(9,511)	dollar	May 2018	168,346
Citibank	18,883	-	18,883	20,483	(1,600)	dollar	May 2019	33,285
HSBC	15,012	-	15,012	15,757	(745)	dollar	October 2017	32,715
J.P.Morgan	43,354	-	43,354	45,404	(2,050)	dollar	February 2018	171,949
	336,164	-	336,164	353,972	(17,808)
CPFL Serviços
J.P.Morgan	4,059	-	4,059	4,156	(97)	dollar	October 2016	9,000

CPFL Paulista Lajeado
Itaú	3,594	-	3,594	4,168	(573)	dollar	March 2018	35,000

CPFL Brasil
Itaú	1,913	-	1,913	2,707	(793)	dollar	August 2018	45,360

Subtotal	1,799,840	(35,125)	1,764,715	1,861,567	(96,851)

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	9,814	-	9,814	9,613	201	dollar	December 2016	41,257

Price index hedge
CPFL Geração
Santander	188	-	188	3,729	(3,541)	IPCA	April 2019	35,235
J.P.Morgan	188	-	188	3,729	(3,541)	IPCA	April 2019	35,235
	376	-	376	7,458	(7,083)

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(3,533)	(3,533)	(391)	(3,142)	CDI	July 2019	660,000
J.P.Morgan	-	(2,033)	(2,033)	(104)	(1,929)	CDI	February 2021	300,000
Votorantim	-	(654)	(654)	(33)	(620)	CDI	February 2021	100,000
Santander	-	(682)	(682)	(35)	(647)	CDI	February 2021	105,000
	-	(6,901)	(6,901)	(563)	(6,338)
CPFL Piratininga
J.P.Morgan	-	(589)	(589)	(65)	(524)	CDI	July 2019	110,000
Votorantim	-	(823)	(823)	(42)	(781)	CDI	February 2021	135,000
Santander	-	(597)	(597)	(31)	(567)	CDI	February 2021	100,000
	-	(2,009)	(2,009)	(138)	(1,871)

RGE
HSBC	-	(2,676)	(2,676)	(296)	(2,380)	CDI	July 2019	500,000
Votorantim	-	(1,179)	(1,179)	(60)	(1,119)	CDI	February 2021	170,000
	-	(3,856)	(3,856)	(356)	(3,499)
CPFL Geração
Votorantim	-	(1,768)	(1,768)	(70)	(1,698)	CDI	August 2020	460,000

Subtotal	10,189	(14,534)	(4,345)	15,944	(20,288)

Other derivatives (2)
CPFL Geração
Itaú	11,836		11,836	1,490	10,346	dollar	September 2020	34,858
Votorantim	9,841		9,841	1,062	8,779	dollar	September 2020	34,858
Santander	13,313		13,313	1,247	12,066	dollar	September 2020	42,100
Subtotal	34,990	-	34,990	3,799	31,191

Total	1,845,020	(49,659)	1,795,360	1,881,310	(85,949)

Current	604,591	(35,125)
Noncurrent	1,240,428	(14,534)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) The notional for this type of derivative is disclosed in dollar, due its characteristics.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the periods ended in March 31, 2016 and 2015, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	1st quarter 2016	1st quarter 2015
CPFL Energia	Exchange variation	(41,090)	39,067
CPFL Energia	Mark to Market	1,778	(1,507)
CPFL Paulista	Interest rate variation	770	(280)
CPFL Paulista	Exchange variation	(298,086)	422,676
CPFL Paulista	Mark to Market	49,051	(136)
CPFL Piratininga	Interest rate variation	(57)	(70)
CPFL Piratininga	Exchange variation	(119,524)	143,888
CPFL Piratininga	Mark to Market	16,678	(10,920)
RGE	Interest rate variation	447	(167)
RGE	Exchange variation	(88,105)	155,899
RGE	Mark to Market	22,202	(11,404)
CPFL Geração	Interest rate variation	1,083	1,396
CPFL Geração	Exchange variation	(37,693)	66,708
CPFL Geração	Mark to Market	33,654	(3,296)
CPFL Santa Cruz	Exchange variation	(3,089)	5,672
CPFL Santa Cruz	Mark to Market	131	(123)
CPFL Leste Paulista	Exchange variation	-	6,934
CPFL Leste Paulista	Mark to Market	-	19
CPFL Sul Paulista	Exchange variation	(3,397)	8,736
CPFL Sul Paulista	Mark to Market	144	(90)
CPFL Jaguari	Exchange variation	(4,787)	11,281
CPFL Jaguari	Mark to Market	203	(81)
CPFL Mococa	Exchange variation	-	3,051
CPFL Mococa	Mark to Market	-	8
Paulista Lajeado Energia	Exchange variation	(4,177)	338
Paulista Lajeado Energia	Mark to Market	1,101	-
CPFL Telecom	Exchange variation	-	1,903
CPFL Telecom	Mark to Market	-	230
CPFL Brasil	Exchange variation	(5,149)	-
CPFL Brasil	Mark to Market	1,585	-
CPFL Serviços	Exchange variation	(1,348)	2,081
CPFL Serviços	Mark to Market	157	(47)
		(477,516)	841,767

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. As at March 31, 2016, the total amount contracted was US$ 107,434, considering the options already settled in the 4th quarter of 2015. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$7.50 for the call options.

These options have been measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 23%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 301, resulting in a net asset of R$ 35,290.

Measurement of the fair value of these financial instruments, in the amount of R$ 28,610, of which R$ 26,170 refers to the measurement of the asset instruments and R$ 2,440 to the measurement of liability instruments, has been recognized in the statement of profit or loss for the period in line item Finance income, with no recognition of any effects in Other comprehensive income.

The following table reconciles the opening and closing balances of the call and put options for the quarter ended in March 31, 2016, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability
As of December 31, 2015	8,820	(2,440)

Fair value	26,170	2,440

As of March 31, 2016	34,990	-

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries.  Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA and TJLP), as shown below:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at March 31, 2016 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
	Exposure R$ thousand (a)			Increase (decrease) R$ thousand
Instruments			Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25% (c)	Currency appreciation / depreciation of 50% (c)
Financial liability instruments	(5,864,216)			(596,819)	1,018,440	2,633,699
Derivatives - Plain Vanilla Swap	6,030,188			613,710	(1,047,264)	(2,708,239)
	165,971		drop of the dollar	16,891	(28,824)	(74,540)

Financial liability instruments	(307,821)			(35,848)	(121,765)	(207,682)
Derivatives - Plain Vanilla Swap	305,135			35,535	120,702	205,870
	(2,685)		raise of the euro	(313)	(1,062)	(1,812)

Total	163,286			16,578	(29,886)	(76,352)

				Increase R$ thousand
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives - zero-cost collar	107,434	(d)	raise of the dollar	(44,468)	(79,071)	(113,675)

(a) The exchange rates considered as of March 31, 2016 were R$ 3.56 per US$ 1.00 and R$ 4.05 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.92 and R$ 4.53, and exchange depreciation at 10.18% and 11.65%, for the US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ being an asset, the risk is a drop in the dollar and, therefore, the local exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate. Moreover, since the net exchange exposure in € is a liability, the risk is the rise of the Euro and the local exchange rate is depreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at March 31, 2016 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain stable (CDI 13.72% p.a.; IGP-M 11.57% p.a.; TJLP 6.72% p.a.; IPCA 9.39% p.a.; and SELIC 13.86%), the effects for the next 12 months would be a net finance cost of R$ 937,095 (expenses of CDI R$ 1,064,253, IGP-M R$ 8,384 and TJLP R$ 310,767 and income of IPCA R$ 348,342 and SELIC R$  97,968). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

	Consolidated
			Increase (decrease)
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)
Financial asset instruments	4,966,750		6,953	179,051	351,149
Financial liability instruments	(8,068,859)		(11,296)	(290,882)	(570,468)
Derivatives - Plain Vanilla Swap	(4,654,840)		(6,517)	(167,807)	(329,097)
	(7,756,949)	raise of the CDI	(10,860)	(279,638)	(548,416)

Financial liability instruments	(72,463)		3,862	2,732	1,601
	(72,463)	raise of the IGP-M	3,862	2,732	1,601

Financial liability instruments	(4,624,508)		(36,071)	(122,781)	(209,490)
	(4,624,508)	raise of the TJLP	(36,071)	(122,781)	(209,490)

Financial liability instruments	(86,933)		2,078	556	(965)
Derivatives - Plain Vanilla Swap	79,888		(1,909)	(511)	887
Concession financial asset	3,716,756		(88,830)	(23,787)	41,256
	3,709,710	drop of the IPCA	(88,662)	(23,742)	41,178

Sector financial asset and liability	706,725	drop of the SELIC	(20)	24,467	48,954

Total	(8,037,485)		(131,751)	(398,962)	(666,173)

(a) The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of 13.86%, 6.24%, 7.5%, 7% and 13.86%, respectively, were obtained from information available in the market.
(b) In compliance with CVM Instruction 475/08, the percentages of increase in indexes were applied to Scenario I indexes.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

(34)   NON-CASH TRANSACTION

	Consolidated
	March 31, 2016	December 31, 2015
Other transactions
Interest capitalized in property, plant and equipment	10,528	-
Interest capitalized in concession intangible asset - distribution infrastructure	2,266	2,394
Transfer between property, plant and equipment and other assets	-	4,517

(35)   RELEVANT FACT AND EVENT AFTER THE REPORTING PERIOD

35.1     Annual Tariff Adjustment – CPFL Paulista

On April 5, 2016, ANEEL published Resolution 2056, fixing the average adjustment in the tariffs of the subsidiary CPFL Paulista, effective from April 8, 2016, at 9.89%, of which negative -0.29% relates to the financial adjustment and 10.18% to the pertinent financial components. The total average effect of 7.55% will be perceived by consumers.

35.2     Approval of capital increase and share bonus for shareholders  - AGM/EGM

The Extraordinary General Meeting held on April 29, 2016 approved an increase in the capital of CPFL Energia, with a view to reinforcing the Company's capital structure, through reversal of the amount of R$ 392,972 from statutory - working capital reinforcement, by issuing 24,900,531 common shares, to be distributed as a bonus to the shareholders, free of charge, pursuant to Law 6,404/76, Article 169.

On April 8, 2016, the company disclosed to its shareholders and to the market in general, in a Relevant Fact, that its controlling shareholders had signed an instrument releasing shareholders from the shareholders’ agreement in relation to the shares they will receive in connection with the share bonus process.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2016:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,086,204	23.57
BB Carteira Livre I FIA	262,698,037	26.45
Bonaire Participações S.A.	1,238,334	0.12
Energia São Paulo FIA	146,463,379	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00
Camargo Correa S.A.	26,764	0.00
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18
BNDES Participações S.A.	66,914,177	6.74
Brumado Holdings Ltda. (*)	35,604,273	3.59
Antares Holdings Ltda. (*)	16,552,110	1.67
Other shareholders	197,858,786	19.93
Total	993,014,215	100.00

(*) Entities fully controlled by Bradespar S.A., which indirectly holds 5.25% of total shares common shares of CPFL Energia.

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2016 and 2015:

	March 31, 2016		December 31, 2015
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	676,084,869	68.08	676,084,869	68.08
Administrator
Members of the Executive Officers	115,972	0.01	105,672	0.01
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	316,813,374	31.90	316,823,674	31.91
Total	993,014,215	100.00	993,014,215	100.00
Outstanding shares - free float	316,813,374	31.90	316,823,674	31.91

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

SHAREHOLDING STRUCTURE								1st quarter of 2016
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		676,084,869	68.08%	100.00%	-	0.00%	0.00%	676,084,869	68.08%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,086,204	24%	100%	-	0.00%	0.00%	234,086,204	23.57%	May 29, 2015
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	262,698,037	26%	100%	-	0.00%	0.00%	262,698,037	26.45%	April 29, 2015
1.3 Bonaire Participações S.A.	33.754.482/0001-24	1,238,334	0%	100%	-	0.00%	0.00%	1,238,334	0.12%	April 29, 2015
1.4 Energia São Paulo FIA	02.178.371/0001-93	146,463,379	15%	100%	-	0.00%	0.00%	146,463,379	14.75%	July 2, 2015
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	29,756,032	3%	100%	-	0.00%	0.00%	29,756,032	3.00%	April 29, 2015
1.6 Camargo Correa S.A.	01.098.905/0001-09	26,764	0%	100%	-	0.00%	0.00%	26,764	0.00%	June 18, 2015
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,816,119	0%	100%	-	0.00%	0.00%	1,816,119	0.18%	July 2, 2015
Noncontrolling shareholders		316,929,346	31.92%	100.00%	-	0.00%	0.00%	316,929,346	31.92%
1.8 BNDES Participações S.A.	00.383.281/0001-09	66,914,177	7%	100%	-	0.00%	0.00%	66,914,177	6.74%	April 29, 2015
1.9 Brumado Holdings Ltda.	08.397.763/0001-20	35,604,273	4%	100%	-	0.00%	0.00%	35,604,273	3.59%	April 29, 2015
1.10 Antares Holdings Ltda.	07.341.926/001-90	16,552,110	2%	100%	-	0.00%	0.00%	16,552,110	1.67%	April 29, 2015
1.11 Board of Directors		-	0%	0%	-	0.00%	0.00%	-	0.00%	April 29, 2015
1.12 Executive officers		115,972	0%	100%	-	0.00%	0.00%	115,972	0.01%	January 31, 2016
1.13 Other shareholders		197,742,814	20%	100%	-	0.00%	0.00%	197,742,814	19.91%
Total		993,014,215	100.00%	100.00%	-	0.00%	0.00%	993,014,215	100.00%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	521,196,308	50%	100%	-	0.00%	0.00%	521,196,308	50.00%	November 28, 2013
1.1.2 Átila Holdings S/A	07.305.671/0001-00	521,196,307	50%	100%	-	0.00%	0.00%	521,196,307	50.00%	November 28, 2013
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,610	88.55%	98.39%	62,981	100.00%	1.61%	3,903,591	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	45%	98%	47,018	74.65%	2.37%	1,984,977	45.11%	November 28, 2013
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,651	44%	99%	15,963	25.35%	0.83%	1,918,614	43.60%	October 21, 2015
Noncontrolling shareholders		496,665	11.45%	100.00%	-	0.00%	0.00%	496,665	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11%	100%	-	0.00%	0.00%	496,665	11.29%	November 28, 2013
1.1.1.4 Other shareholders		-	0%	100%	-	0.00%	0.00%	-	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Camargo Corrêa S.A	01.098.905/0001-09	821,452,787	100%	100%	-	0.00%	0.00%	821,452,787	100.00%	April 15, 2015
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100%	77%	689,075	100.00%	22.59%	3,049,961	100.00%	November 25, 2014
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.1.2 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	100%	34%	93,099	100.00%	65.54%	142,042	100.00%	April 30, 2012
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0%	75%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,178	100%	100%	-	0.00%	0.00%	1,058,326,178	100.00%	November 25, 2014
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3.2 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,250,000	100.00%	100.00%	-	0.00%	0.00%	2,250,000	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
Noncontrolling shareholders		-	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,000	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0%	0%	5,760	0.13%	100.00%	5,760	0.09%	October 1, 2008
1.1.1.2.1.8 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
										(continue)

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

9 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100%	100%	90	60.00%	0.01%	749,940	99.99%	December 6, 2012
Noncontrolling shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0%	0%	60	40.00%	100.00%	60	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
10 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100%	100%	40	26.67%	0.01%	749,890	99.99%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0%	0%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
11 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100%	100%	-	0.00%	0.00%	749,850	99.98%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0%	0%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	100%	100%	-	0.00%	0.00%	1,499,940	100.00%	December 6, 2012
Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.1.2.1.4.2 Other shareholders		60	0%	100%	-	0.00%	0.00%	60	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
13 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	100%	100%	-	0.00%	0.00%	1,499,890	99.99%	October 1, 2008
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0%	100%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
14 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	100%	100%	-	0.00%	0.00%	1,499,850	99.99%	October 1, 2008
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0%	100%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
16 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100%	100%	-	0.00%	0.00%	130,163,541	100.00%	November 3, 2009
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
17 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	100%	100%	-	0.00%	0.00%	66,728,877	100.00%	July 21, 2014
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0%	100%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
18 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44%	100%	-	0.00%	0.00%	353,528,507	44.39%	November 16, 2004
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	23%	100%	-	0.00%	0.00%	181,405,069	22.78%	November 16, 2004
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	1%	100%	-	0.00%	0.00%	4,823,881	0.61%	November 16, 2004
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32%	100%	-	0.00%	0.00%	256,722,311	32.23%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
										(continue)

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

19 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	5,459,656	100%	100%	-	0.00%	0.00%	5,459,656	100.00%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
20 - Entity: 1.8 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	33.657.248/0001-89	1	100%	100%	-	0.00%	0.00%	1	100.00%	September 4, 1974
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
21 - Entity: 1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
1.8.1.1 Federal Government (Department of Treasury)	00.394.460/0409-50	6,273,711,452	100%	100%	-	0.00%	0.00%	6,273,711,452	100.00%	September 28, 2012
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
22 - Entity: 1.9 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
1.9.1 Antares Holdings Ltda.	07.341.926/0001-90	983,227,792	100%	100%	-	0.00%	0.00%	983,227,792	100.00%	December 31, 2006
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
23 - Entity: 1.10 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		322,700	100.00%	100.00%	-	0.00%	0.00%	322,700	100.00%
1.10.1 Bradespar S.A.	03.847.461/0001-92	322,700	100%	100%	-	0.00%	0.00%	322,700	100.00%	December 31, 2006
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		322,700	100.00%	100.00%	-	0.00%	0.00%	322,700	100.00%

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form – ITR, for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and in accordance with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information – ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the quarter ended March 31, 2016, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information – ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, April 29, 2016

DELOITTE TOUCHE TOHMATSU                                  Marcelo Magalhães Fernandes

Auditores Independentes                                             Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.